UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

2 May 2008

Telecom Corporation of New Zealand Limited

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 8, North Tower

Telecom House

68 Jervois Quay

Wellington

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  [X]

Form 20-F    [    ]  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  [    ]  Yes    [X]  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

This report on Form 6-K contains the following:

Quarterly Results to 31 March 2008

1.1	Management Commentary

1.2	Condensed Financial Statements

1.3	Media Release - Telecom New Zealand gets underway on plan to invest for long term health and growth

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 2 May 2008	By:	/s/ Craig Mulholland
	Name:	Craig Mulholland
	Title:	Group Company Secretary

Exhibit 1.1

MANAGEMENT COMMENTARY

2 May 2008

Results for the nine months ended 31 March 2008

Note: Other than the analysis of Australian Operations results, which are presented in Australian dollars (“AUD”), all monetary amounts in this management commentary are expressed in New Zealand dollars (“NZD”) unless otherwise stated. The word “Telecom” is used to refer to the Telecom group of companies unless otherwise stated.

OVERVIEW OF CONSOLIDATED RESULTS

For the nine months ended 31 March 2008 net earnings from continuing operations were $537 million compared to net earnings from continuing operations of $594 million for the nine months ended 31 March 2007. For the quarter ended 31 March 2008 (“Q3 2007-08”) net earnings from continuing operations were $140 million compared to net earnings from continuing operations of $195 million for the quarter ended 31 March 2007 (“Q3 2006-07”). The results from continuing operations exclude the results of the Yellow Pages Group (“YPG”) which was sold in April 2007 but include interest earned from the sale proceeds.

The results represent a decrease of 10.9% in adjusted net earnings from continuing operations for the nine month period from $603 million to $537 million (refer to table on page 2).

Reported results are summarised in the table below.

Telecom Group Reported Earnings	Nine months ended 31 March			Quarter ended 31 March
	2008 $m	2007 $m	Change %	2008 $m	2007 $m	Change %
Operating revenues (excluding abnormals)	4,214	4,154	1.4	1,387	1,358	2.1
Operating expenses	(2,810)	(2,690)	4.5	(918)	(851)	7.9
Net other gains and expenses	—	(23)	NM	—	—	—

EBITDA*	1,404	1,441	(2.6)	469	507	(7.5)
Depreciation and amortisation	(551)	(476)	15.8	(190)	(163)	16.6

Earnings before interest and tax	853	965	(11.6)	279	344	(18.9)
Net interest expense	(107)	(192)	(44.3)	(45)	(59)	(23.7)
Share of associates’ losses	(2)	—	NM	(1)	—	NM

Earnings before tax	744	773	(3.8)	233	285	(18.2)
Tax expense	(207)	(179)	15.6	(93)	(90)	3.3

Net earnings - continuing operations	537	594	(9.6)	140	195	(28.2)
Net earnings - discontinued operations	—	99	NM	—	44	NM

Reported net earnings	537	693	(22.5)	140	239	(41.4)

*	Earnings Before Interest, Taxation, Depreciation and Amortisation

NM = Not a Meaningful Comparison

For the nine months ended 31 March 2008 adjusted earnings were the same as reported earnings. For the nine months ended 31 March 2007 adjusted earnings exclude:

¡	a gain of $20 million recorded in September 2006 arising on the sale of Telecom’s shareholding in Telecom Samoa Cellular Limited (‘TSCL”);

¡

costs totalling $27 million ($18 million net of tax) resulting from restructuring activities, including a company-wide organisational redesign programme to reshape the company’s core business units and the costs of rationalising Australian call centre operations; and

¡

the recognition of a provision of $16 million ($11 million net of tax) for the cost of rectifying several billing application configuration issues. The provision covers the cost of investigating and resolving these issues.

The adjustments to remove the effect of these specific items are shown in the table below:

Adjustments to reported net earnings	Nine months ended 31 March			Quarter ended 31 March
	2008 $m	2007 $m	Change %	2008 $m	2007 $m	Change %
Reported net earnings’	537	693	(22.5)	140	239	(41.4)
Adjusted for:
Gain on sale of TSCL	—	(20)		—	—
Restructuring charge[1]	—	18		—	—
Provision for billing issues[1]	—	11		—	—

Adjusted net earnings	537	702	(23.5)	140	239	(41.4)
Less: net earnings - discontinued operations	—	(99)	NM	—	(44)	NM

Adjusted net earnings - continuing operations	537	603	(10.9)	140	195	(28.2)

1 - Figures are net of tax; (other items are not subject to tax)

Telecom’s adjusted earnings are summarised in the table below.

Telecom Group Adjusted Earnings	Nine months ended 31 March			Quarter ended 31 March
	2008 $m	2007 $m	Change %	2008 $m	2007 $m	Change %
Adjusted operating revenues	4,214	4,154	1.4	1,387	1,358	2.1
Adjusted operating expenses	(2,810)	(2,690)	4.5	(918)	(851)	7.9

Adjusted EBITDA*	1,404	1,464	(4.1)	469	507	(7.5)
Depreciation and amortisation	(551)	(476)	15.8	(190)	(163)	16.6

Adjusted earnings before interest and tax	853	988	(13.7)	279	344	(18.9)
Net interest expense	(107)	(192)	(44.3)	(45)	(59)	(23.7)
Share of associates’ losses	(2)	—	NM	(1)	—	NM

Adjusted earnings before tax	744	796	(6.5)	233	285	(18.2)
Adjusted tax expense	(207)	(193)	7.3	(93)	(90)	3.3

Adjusted net earnings - continuing operations	537	603	(10.9)	140	195	(28.2)
Adjusted net earnings - discontinued operations	—	99	NM	—	44	NM

Adjusted net earnings	537	702	(23.5)	140	239	(41.4)

*	Earnings Before Interest, Taxation, Depreciation and Amortisation

NM = Not a Meaningful Comparison

The decline in adjusted net earnings from continuing operations for the nine month period is principally due to an increase in operating expenses along with higher depreciation and amortisation, partially offset by a decrease in net interest expense, as detailed below:

—

the decline in EBITDA reflects a decline of $109 million EBITDA in NZ operations offset by an increase of $38 million EBITDA in Australian operations and an increase in Corporate other operating revenue due to the receipt of $55 million of dividends from the Southern Cross Cables Group;

—	depreciation and amortisation was 15.8% higher due to the acquisition of PowerTel, higher capital expenditure in New Zealand, and a reduction in asset lives;

—	net interest expense decreased due to interest income from the investment of the YPG sale proceeds and the revaluation of the interest rate derivatives; and,

—	the effective tax rate for the quarter is higher than the prior period due to a $20 million write-off of deferred tax as detailed on page 11.

Adjusted net earnings from continuing operations exclude the results of YPG. The sale of YPG was completed in April 2007 and as a result of the disposal YPG’s results are classified as a discontinued operation. YPG’s results are not included in operating revenues or expenses, but interest income from the investment of the YPG sale proceeds is included in continuing operations.

KEY TRENDS

Regulation in New Zealand

Operational separation

Telecom finalised a comprehensive set of undertakings on operational separation (“the Undertakings”) with the Communications and Information Technology Minister in March 2008. The Undertakings represent a set of legally binding obligations and detail how Telecom will operate under the operational separation regime that was effective from 31 March 2008. The full Undertakings document is available on Ministry’s website at http://www.med.govt.nz/upload/56465/separation-undertakings.pdf.

A key element of the Undertakings is the proposal to accelerate the first phase of an enhanced, next-generation broadband network. This investment will significantly improve access and backhaul capability and will enable a number of enhanced broadband-based services to be delivered in the next few years.

The Telecommunications Act 2001 sets out the main requirements for Telecom’s operational separation:

—	the establishment of separate business units – a fixed network business, a wholesale unit, and retail units;

—	the establishment of an independent oversight group (“IOG”); and

—	commitments to operate under strict independence and non-discrimination guidelines.

Telecom has established Chorus, which will provide access network services, and has appointed a number of key Chorus executives. Telecom will operate under the new structure with initial trading arrangements commencing from 1 July 2008. These New Zealand business units comprise:

—	Chorus

—	Telecom Wholesale

—	Telecom Retail

—	Gen-i

These business units will be supported by Technology and Shared Services and Corporate business units.

Telecom has also appointed all five members, including three independents, of the IOG and accordingly that body has been established.

New Zealand Operations

—

IT services continued its strong growth, increasing revenues by 22.9% in the quarter compared to the corresponding prior period. This is principally due to new revenues from corporate customers with Gen-i continuing to win new business.

—	In Q3 2007-08 mobile revenue continued to decrease compared to Q3 2006-07 primarily due to declines in device sales, voice usage and pricing, partially offset by an increase in mobile data revenue.

—	Broadband and internet revenue increased in Q3 2007-08 by 19.2% compared to Q3 2006-07. Broadband net connections increased by 40,000 in Q3 2007-08 following an increase of 31,000 in Q2 2007-08.

—

Wholesale revenues continued to grow strongly following the introduction of a broader range of regulated and non-regulated services, and increased retail competition focused on the consumer broadband and local service market. Wholesale local service revenues and wholesale broadband revenues increased by 60% and 50% respectively for Q3 2007-08 relative to Q3 2006-07.

—

The overall EBITDA margin percentage in the New Zealand operations continues to reduce, given the shift in revenue mix from the high-margin traditional calling business to lower margin new business; particularly IT services, which is less capital intensive than Telecom’s traditional business.

Australian Operations

—

The comparability of the results from Australian Operations has been significantly impacted by the inclusion of PowerTel from May 2007. Operating revenues increased by approximately A$85 million for the nine month period due to the inclusion of PowerTel.

—

EBITDA was up A$32 million for the nine month period compared to the prior corresponding period primarily due to the impact of PowerTel’s results, cost reduction strategies impacting headcount and direct costs, and the sale of the stand-alone mobile customer base in Q1 2007-08 that resulted in a one-off gain of A$6.5 million. Partially offsetting these improvements in EBITDA was a decline in the contribution by Gen-i Australia.

—

As stated previously, competitive conditions continue to be highly challenging and impact Australian Operations. Retail prices continue to decline across most service categories, while margins remain under significant pressure. Competition in the large corporate sector has resulted in downward pressure on prices, hence Gen-i in Australia is under significant margin pressure.

FUTURE EXPECTATIONS

Operational separation will continue to significantly impact operating revenues, operating costs and capital expenditure. The introduction of new regulated broadband services such as naked DSL and LLU are likely to have the effect of accelerating the rate of broadband penetration, and may result in further downward pressure on wholesale and retail broadband prices. More importantly, the advent of naked DSL and LLU pose threats to Telecom’s retail fixed line access relationship with customers and could accelerate the rate of decline in traditional access and calling services. Telecom Wholesale revenues should continue to grow strongly given the introduction of these new regulated services and the overall growth expected in the broadband market.

In addition to working through operational separation and new regulated services, there are a number of related matters under discussion, including the Telecommunications Service Obligations (“TSO”) and the potential impact on future investment by Telecom. There is currently no indication as to how or whether these areas will be materially affected Telecom’s future.

Telecom expects that EBITDA will continue to decline in the next financial year as detailed below. Telecom has announced its strategic response to this decline and intends to:

—	optimise near term performance by protecting and growing traditional products and service revenues, and delivering operational efficiencies

—	invest for the long-term in world-class infrastructure and capability to develop and grow ‘new wave’ revenues; and

—	meet stakeholder expectations and enable our people and business to succeed

Within this strategy Telecom continues to pursue operating cost efficiency initiatives to offset the decline in EBITDA. Telecom is seeking to redesign its operating model to a fundamentally lower cost approach in order to maintain satisfactory operating margins.

Telecom currently expects the following outcomes for the year ending 30 June 2008:

—	EBITDA from NZ Operations to decline 7% to 8%;

—	EBITDA from Australian Operations of A$70 million to A$80 million;

—	total Group EBITDA of between $1,880 million to $1,900 million;

—	group depreciation and amortisation of $730 million to $750 million;

—	net financing costs of $150 million to $160 million;

—	group capital expenditure around $975 million; and,

—	group consolidated net earnings after tax of $700 million to $730 million.

The current high level expectations for the year ending 30 June 2009 are:

—	a decline in group EBITDA of between 4% to 6%; and,

—	group capital expenditure of between $1,000 million and $1,100 million.

FORWARD-LOOKING STATEMENTS

This Management Commentary contains forward-looking statements. The words “believe”, “expect”, “will”, “estimate”, “project”, “forecast”, “should”, “anticipate”, “intend” and similar expressions may identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company’s management as well as on assumptions made by and information currently available to the Company at the time such statements were made. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters discussed herein and certain economic and business factors, some of which may be beyond the control of the Company. Such factors include, but are not limited to, competition in the New Zealand and Australian telecommunications markets, the outcome of pending litigation, the effect of current or future government regulation, technological change in the telecommunications industry, and the state of the New Zealand and Australian economies.

DIVIDEND POLICY AND LONG-TERM CAPITAL MANAGEMENT

Capital Return by way of Scheme of Arrangement

Following the sale of YPG in April 2007 for $2.161 billion, Telecom announced on 3 May 2007 its intention to make a capital return to shareholders of approximately $1.1 billion via a shareholder and court-approved scheme of arrangement. Under the scheme of arrangement, one in nine ordinary shares were cancelled on a pro-rata basis in exchange for NZ$4.88 for each cancelled share. The scheme of arrangement was approved by shareholders at a special meeting on 17 August 2007 and final High Court approval was obtained on 3 September 2007. The capital return was successfully completed in October 2007.

Australian shareholders received approximately AUD$4.17 per cancelled share.

Immediately following the capital return the ratio of ADRs to ordinary shares was changed from 1 ADR to 8 ordinary shares to 1 ADR to 5 ordinary shares. From an ADR holder’s perspective the combination of the capital return and ratio change resulted in the receipt of approximately US$3.27 for every existing ADR held and the issue of 42.2% more ADRs.

In the view of the Telecom Board, the $1.1 billion capital return provided sufficient flexibility to accommodate any deterioration in the operating outlook and a significant ongoing capital expenditure programme (including the build of a WCDMA mobile network), while still retaining the ability to defend a strong “single A” credit rating (Moody’s Investors Service A2 and Standard and Poor’s A).

Long-Term Capital Management

The Board continues to be committed to Telecom maintaining strong “single A” credit ratings from both Moody’s Investors Service and Standard and Poor’s and its capital management policies are designed to ensure this objective is met. Relevant factors include Telecom’s debt profile, operating outlook, cash flow and cost of capital. As a guide, the Board expects Telecom to maintain a relatively stable capital structure with the intention that, in normal circumstances, the ratio of net debt to EBITDA would not materially exceed 1.7 times on a long-run basis.

Ordinary Dividends for year ending 30 June 2008

At the full year announcement on 3 August 2007 Telecom advised that it was the Company’s intention, subject to there being no material adverse changes in circumstances or operating outlook, to target an ordinary dividend payout ratio of approximately 75% of net earnings (after adding back relevant non-cash items) for the year ending 30 June 2008.

Subject to there being no material adverse change in circumstances, dividends for the first three quarters of the year will be 7.0cents per share per quarter with the fourth quarter dividend set to achieve the target full year payout ratio.

In accordance with this approach, a dividend of 7.0cents per share (fully imputed) has been declared in respect of Q3 2007-08.

Ordinary Dividends for year ending 30 June 2009 and 30 June 2010

At Telecom’s Investor Briefing Day on 10 April 2008 Telecom advised that it was the Company’s intention, subject to there being no material adverse changes in circumstances or operating outlook, to pay out the higher of 75% of net earnings (after adding back relevant non-cash items) or quarterly dividends of 6 cents per share, for the years ending 30 June 2009 and 30 June 2010.

Imputation and Supplementary Dividends

Telecom anticipates the level of imputation of future dividends to be as follows:

-	Full imputation at 33% of the fourth quarter dividend for the year ending 30 June 2008.

-	Partial imputation of dividends for the year ending 30 June 2009 (potentially nil for the first two quarters).

-	Full imputation at 30% for the year ending 30 June 2010 and onwards (the imputation rate of 30% reflects the reduction in the company tax rate from 33% to 30%).

Due to a number of variables, Telecom is unable, at present, to indicate the level of imputation of dividends for the year ending 30 June 2009 and a further update will be provided at the fourth quarter 2007-08 announcement. To the extent that dividends for the year ending 30 June 2009 are not fully imputed the size of any supplementary dividend declared will be reduced on a pro-rata basis.

Third Quarter Ordinary Dividends
Ordinary Shares	7.0 cents
American Depositary Shares	*US 27.52 cents

Supplementary dividend (to non-resident shareholders)
Per ordinary share	1.2353 cents
Per American Depositary Share	*US 4.85 cents

“Ex” dividend dates
New Zealand Exchange	26 May 2008
Australian Stock Exchange	19 May 2008
New York Stock Exchange	20 May 2008

Books closing dates
New Zealand, Australian Stock Exchanges	23 May 2008
New York Stock Exchange	22 May 2008

Payment dates
New Zealand, Australia	6 June 2008
New York	13 June 2008

*	Based on an exchange rate at 16 April 2008 of NZ$1.00 to US$0.7863 and a ratio of five ordinary shares per one American Depositary Share. The actual exchange rate used for conversion is determined in the week prior to payment when the Bank of New York performs the physical currency conversion.

Dividend Reinvestment Policy

The Dividend Reinvestment Plan has been retained. For the Q3 2007-08 dividend there is no discount to the prevailing market price applied to shares issued under the Dividend Reinvestment Plan.

Telecom intends to acquire an equivalent number of shares on-market, in order to eliminate an increase in capital arising pursuant to the plan. These mechanisms will be reviewed at each dividend date.

TELECOM GROUP RESULT

A further breakdown of reported group results is provided in the table below.

Telecom Group Result	Nine months ended 31 March			Quarter ended 31 March
	2008 $m	2007 $m	Change %	2008 $m	2007 $m	Change %
Operating revenues and other income
Local service	867	808	7.3	277	269	3.0
Calling	916	1,018	(10.0)	310	325	(4.6)
Interconnection	133	144	(7.6)	43	48	(10.4)
Mobile	640	676	(5.3)	207	220	(5.9)
Data	478	412	16.0	155	137	13.1
Broadband and internet	403	352	14.5	137	112	22.3
IT services	300	264	13.6	102	83	22.9
Other operating revenue	477	480	(0.6)	156	164	(4.9)
Other gains	—	20	NM	—	—	—

	4,214	4,174	1.0	1,387	1,358	2.1

Operating expenses
Labour	653	566	15.4	216	175	23.4
Intercarrier costs	943	938	0.5	326	293	11.3
Other operating expenses	1,214	1,186	2.4	376	383	(1.8)
Other expenses	—	43	NM	—	—	—

	2,810	2,733	2.8	918	851	7.9

EBITDA*	1,404	1,441	(2.6)	469	507	(7.5)

Depreciation	416	366	13.7	145	126	15.1
Amortisation	135	110	22.7	45	37	21.6

Depreciation and amortisation	551	476	15.8	190	163	16.6

Earnings before interest and tax	853	965	(11.6)	279	344	(18.9)

Net interest expense	107	192	(44.3)	45	59	(23.7)
Share of associates’ losses	2	—	NM	1	—	NM
Income tax expense	207	179	15.6	93	90	3.3

Net earnings - continuing operations	537	594	(9.6)	140	195	(28.2)
Net earnings - discontinued operations	—	99	NM	—	44	NM

Net earnings	537	693	(22.5)	140	239	(41.4)

*	Earnings before Interest, Taxation, Depreciation and Amortisation

NM = Not a Meaningful Comparison

Operating revenues of $4,214 million for the nine months ended 31 March 2008 increased by $40 million (1.0%) compared to the nine months ended 31 March 2007. For Q3 2007-08 operating revenues of $1,387 million increased by $29 million (2.1%) compared to Q3 2006-07. Operating revenue increased in the areas of local service, data, IT services, broadband and internet but these were offset with decreases in calling, interconnection, mobile and other revenue.

Local service revenue increased by $59 million for the nine months ended 31 March 2008 compared to the nine months ended 31 March 2007 primarily as a result of the acquisition of PowerTel but this effect was partially offset by the decline in local service revenue for NZ Operations.

The decline in calling revenue of $102 million for the nine months ended 31 March 2008 and $15 million for Q3 2007-08, when compared to prior corresponding periods, was a result of increased competitive pressure in the NZ market and decreased calls to mobile networks in the Australian market. Mobile revenue decreased by $36 million for the nine months ended 31 March 2008 and $13 million for Q3 2007-08 compared to prior corresponding periods due to a decline in handset revenue, reduced calling volumes and the impact of new pricing offers.

Broadband and internet revenue increased by $51 million for the nine months ended 31 March 2008 compared to nine months ended 31 March 2007 as a result of continued connection growth. Total broadband connections are 714,000 for New Zealand and 166,000 for Australia.

IT services revenue increased by $36 million for the nine months ended 31 March 2008 compared to the nine months ended 31 March 2007 principally due to the growth in IT solutions revenue and network delivered services as a result of strong growth in sales across a broad range of enterprise and corporate customers.

Operating expenses increased by $77 million for the nine months ended 31 March 2008 and by $67 million for Q3 2007-08 compared to prior corresponding periods. Labour costs increased by $87 million (15.4%) for the nine months ended 31 March 2008 and by $41 million (23.4%) for the quarter ended 31 March 2008 when compared to corresponding periods. This is a result of increased personnel costs for both New Zealand and Australian operations due to increased staffing to deliver the IT services contracts won by Gen-i, the expanding infrastructure build programme, building up the wholesale business and operational separation activities; all compounded by salary pressure incurred in a tight labour market.

Depreciation and amortisation expense increased by $75 million for the nine months ended 31 March 2008 and by $27 million for Q3 2007-08 compared to prior corresponding periods as a result of PowerTel being included in Australian Operations, the increase in capital expenditure on telecommunications and software in previous periods and accelerated depreciation in certain asset categories.

The effective tax rate for Q3 2007-08 was 39.9% due to a write-off of $20 million of deferred tax assets following an assessment on the probability of utilising those assets. Excluding the write-off the effective tax rate for Q3 2007-08 is 31.3%, which is in line with the effective tax rate for Q3 2006-07 of 31.6%.

TELECOM GROUP CASH FLOWS

	Nine months ended 31 March			Quarter ended 31 March
	2008 $m	2007 $m	Change %	2008 $m	2007 $m	Change %
Cash flows
Net cash flows from/(applied to):
Operating activities	1,160	1,199	(3.3)	421	520	(19.0)
Investing activities	(1,098)	(493)	NM	(663)	(156)	NM
Financing activities	(1,579)	(341)	NM	(372)	(128)	NM

Net cash flow	(1,517)	365	NM	(614)	236	NM

NM = Not a Meaningful Comparison

The cash flows in respect of Q3 2006-07 contain the cash flows of YPG.

Net cash flows from operating activities decreased by 3.3% for the nine months ended 31 March 2008 compared to the nine months ended 31 March 2007 and decreased 19.0% for Q3 2007-08 compared to Q3 2006-07. Cash payments to suppliers decreased by $41 million for the nine months ended 31 March 2008 compared to the nine months ended 31 March 2007. However, this was offset by a decrease in cash received from customers of $199 million for the nine months ended 31 March 2008 compared to the nine months ended 31 March 2007. Cash received from interest income increased by $70 million for the nine months ended 31 March 2008 compared to the nine months ended 31 March 2007 as a result of the proceeds from the sale of YPG being invested. Dividends of $55 million were received for the nine months ended 31 March 2008 from Southern Cross Cables Group compared to $18 million received in the previous year.

The net cash outflow for investing activities increased by $605 million for the nine months ended 31 March 2008 and increased by $507 million for Q3 2007-08 compared to prior corresponding periods. The increase in net cash outflow is a result of an increase in the purchase of short term investments of $453 million. Cash outflow has increased by $46 million for capital expenditure for the nine months ended 31 March 2008 when compared to the prior corresponding period.

The net cash outflow for financing activities increased for the nine months ended 31 March 2008 compared to the nine months ended 31 March 2007 due to the capital return of $1,134 million which occurred in October 2007. Ignoring the impact of the capital return, net cash outflow from financing activities was $445 million for the nine months ended 31 March 2008 compared to $341 million for the nine months ended 31 March 2007 partly as a result of an increase in dividends paid of $53 million.

The net debt to net debt plus equity ratio was 47.4% at 31 March 2008 compared to 70.3% at 31 March 2007 (net debt is defined as total debt plus total derivative liabilities less cash, short-term investments and derivative assets).

Net debt was $2,462 million at 31 March 2008, a decrease of $28 million from net debt at 31 December 2007 of $2,490 million as US capital notes matured in February 2008 and a portion of PowerTel’s external debt was repaid.

OVERVIEW OF GEOGRAPHIC RESULTS

Telecom operates integrated businesses in New Zealand and Australia, each of which is subject to different competitive conditions, risks and financial results reflecting their different histories and size relative to the overall market. The reporting that follows presents results separately for Telecom’s New Zealand and Australian operations. The results of Telecom’s international business are included within New Zealand operations. Corporate expenses are not allocated to the geographic segments and are included separately in a Corporate and Other category.

	Nine months ended 31 March			Quarter ended 31 March
	2008 $m	2007 $m	Change %	2008 $m	2007 $m	Change %
NZ Operations[1]
Operating revenues	3,138	3,207	(2.2)	1,043	1,050	(0.7)
Operating expenses	(1,765)	(1,725)	2.3	(577)	(554)	4.2

EBITDA[2]	1,373	1,482	(7.4)	466	496	(6.0)
Depreciation and amortisation	(449)	(423)	6.1	(155)	(143)	8.4

Earnings from operations	924	1,059	(12.7)	311	353	(11.9)
Australian Operations
Operating revenues	1,077	994	8.4	350	313	11.8
Operating expenses	(1,012)	(967)	4.7	(329)	(299)	10.0

EBITDA[2]	65	27	140.7	21	14	50.0
Depreciation and amortisation	(101)	(51)	98.0	(35)	(19)	84.2

Earnings from operations	(36)	(24)	50.0	(14)	(5)	180.0
Corporate and Other
Operating revenues	67	29	131.0	17	20	(15.0)
Operating expenses	(101)	(74)	36.5	(35)	(23)	52.2

EBITDA[2]	(34)	(45)	(24.4)	(18)	(3)	NM
Depreciation and amortisation	(1)	(2)	(50.0)	—	(1)	NM

Earnings from operations	(35)	(47)	(25.5)	(18)	(4)	NM
Eliminations[3]
Operating revenues	(68)	(76)	(10.5)	(23)	(25)	(8.0)
Operating expenses	68	76	10.5	23	25	(8.0)

EBITDA[2]	—	—	—	—	—	—
Depreciation and amortisation	—	—	—	—	—	—

Earnings from operations	—	—	—	—	—	—
Telecom Group
Operating revenues	4,214	4,154	1.4	1,387	1,358	2.1
Operating expenses	(2,810)	(2,690)	4.5	(918)	(851)	7.9

EBITDA[2]	1,404	1,464	(4.1)	469	507	(7.5)
Depreciation and amortisation	(551)	(476)	15.8	(190)	(163)	16.6

Earnings from continuing operations	853	988	(13.7)	279	344	(18.9)

1 - NZ Operations excluding the Yellow Pages Group

2 - Adjusted Earnings Before Interest, Taxation, Depreciation and Amortisation

3 - Eliminations remove the impact of internal transactions

NZ OPERATIONS

NZ OPERATIONS

Within its integrated NZ Operations, Telecom provides fixed line and value added services for voice and data communications, wireless services for voice and data communications, calling and managed data network services between New Zealand, Australia and the rest of the world, internet access and online services and IT services. The results presented below reflect the continuing activities of NZ Operations and exclude YPG.

	Nine months ended 31 March			Quarter ended 31 March
	2008 $m	2007 $m	Change %	2008 $m	2007 $m	Change %
Operating revenues
Local service	777	785	(1.0)	257	262	(1.9)
Calling	664	738	(10.0)	221	239	(7.5)
Interconnection	103	113	(8.8)	33	38	(13.2)
Mobile	596	614	(2.9)	196	201	(2.5)
Data	320	317	0.9	104	109	(4.6)
Broadband and internet	253	237	6.8	87	73	19.2
IT services	300	264	13.6	102	83	22.9
Other operating revenue	74	80	(7.5)	26	26	—
Internal revenue	51	59	(13.6)	17	19	(10.5)

	3,138	3,207	(2.2)	1,043	1,050	(0.7)

Operating expenses
Labour	425	371	14.6	138	115	20.0
Intercarrier costs	344	381	(9.7)	120	119	0.8
Other operating expenses	979	955	2.5	313	313	—
Internal expenses	17	18	(5.6)	6	7	(14.3)

	1,765	1,725	2.3	577	554	4.2

EBITDA	1,373	1,482	(7.4)	466	496	(6.0)
Depreciation	337	328	2.7	116	112	3.6
Amortisation	112	95	17.9	39	31	25.8

Earnings from operations	924	1,059	(12.7)	311	353	(11.9)

Overview of Results

For the nine months ended 31 March 2008 EBITDA was $1,373 million compared to $1,482 million for 31 March 2007. This represents a decrease in EBITDA of 7.4% year to date which is line with the guidance provided which stated that EDITDA for NZ Operations would decline 7% to 8%.

For the nine months ended 31 March 2008 earnings from operations of $924 million decreased by $135 million (12.7%) compared to the nine months ended 31 March 2007. For Q3 2007-08 earnings from operations of $311 million decreased by $42 million (11.9%) compared to Q3 2006-07.

Operating revenues decreased by $69 million (2.2%) for the nine months ended 31 March 2008 compared to the nine months ended 31 March 2007. The decline in local service, calling, interconnection and mobile revenues was partially offset by increases in revenues for data, broadband and internet and IT services. For the quarter ended 31 March 2008 operating revenues remained stable compared to the prior corresponding period.

NZ OPERATIONS

Calling revenue decreased by $74 million for the nine months ended 31 March 2008 and $18 million for Q3 2007-08 compared to prior corresponding periods as a result of lower volumes and competitive pressure.

IT services revenue increased by $36 million (13.6%) for the nine months ended 31 March 2008 and $19 million for Q3 2007-08 compared to prior corresponding periods as a result of increased growth in IT solutions and procurement revenue.

Operating expenses increased by $40 million (2.3%) for the nine months ended 31 March 2008 and $23 million (4.2%) for Q3 2007-08 compared to prior corresponding periods as a result of increased labour costs following further growth in IT services, the expanding infrastructure build programme, building up the wholesale business, operational separation activities, and wage pressure in a tight labour market.

Further analysis of the NZ Operations result follows.

Local Service Revenue

	Nine months ended 31 March			Quarter ended 31 March
	2008	2007	Change %	2008	2007	Change %
Business & residential access
Revenue ($m)	683	684	(0.1)	227	229	(0.9)
Access lines
Residential:
Retail (000s)	1,215	1,308	(7.1)
Wholesale (000s)	183	97	88.7

Total Residential (000s)	1,398	1,405	(0.5)
Business:
Retail (000s)	249	254	(2.0)
Wholesale (000s)	56	50	12.0

Total Business (000s)	305	304	0.3
Centrex lines (000s)	63	64	(1.6)

Local calls*
Revenue ($m)	42	47	(10.6)	13	15	(13.3)
Call minutes (m)	1,150	1,360	(15.4)	328	419	(21.7)

Smartphone, messaging and call track
Revenue ($m)	52	54	(3.7)	17	18	(5.6)

Total Local Service Revenue	777	785	(1.0)	257	262	(1.9)

Consumer Local Service ($m)	465	491	(5.3)	151	163	(7.4)
Business Local Service ($m)	225	237	(5.1)	74	79	(6.3)
Wholesale Local Service ($m)	87	57	52.6	32	20	60.0

	777	785	(1.0)	257	262	(1.9)

*	Includes business local calls, residential calls under 20 cents local calling option and Centrex and VPN local calls

Local service revenues decreased by $8 million (1.0%) for the nine months ended 31 March 2008 compared to the nine months ended 31 March 2007 and decreased by $5 million (1.9%) for Q3 2007-08 compared to Q3 2006-07. The decline in local service revenue for the nine months ended 31 March 2008 was primarily a result of declines in local calls of $5 million (10.6%).

NZ OPERATIONS

Call volumes for the nine months ended 31 March 2008 have decreased as a result of declining customer numbers, migration of dial-up internet to broadband, use of VOIP products and substitution to mobile compared to the prior corresponding period.

Recent regulatory changes have led to an increase in wholesale activity and a decline in retail market share.

Wholesale residential access lines have increased by 86,000 (88.7%) since 31 March 2007 and have increased by 17,000 since 31 December 2007. The increase in access lines has resulted in an increase in wholesale local service revenue of $30 million (52.6%) for the nine months ended 31 March 2008 compared to the nine months ended 31 March 2007. For Q3 2007-08 wholesale access revenue has increased by $12 million (60.0%) compared to Q3 2006-07. The increase in wholesale local service revenue has been offset by corresponding declines in consumer and business local service revenue.

The number of total access lines has continued to decline in Q3 2007-08 due to mobile substitution and slowing housing growth.

Calling Revenue

Calling revenue is broken down as follows.

	Nine months ended 31 March			Quarter ended 31 March
	2008 $m	2007 $m	Change %	2008 $m	2007 $m	Change %
Calling revenue
National	365	408	(10.5)	118	134	(11.9)
International	265	294	(9.9)	90	92	(2.2)
Other	34	36	(5.6)	13	13	—

	664	738	(10.0)	221	239	(7.5)

NZ OPERATIONS

National Calling Revenue

	Nine months ended 31 March			Quarter ended 31 March
	2008	2007	Change %	2008	2007	Change %
National calls
Revenue ($m)	109	126	(13.5)	36	40	(10.0)
Call minutes (m)	1,199	1,231	(2.6)	387	388	(0.3)
Average price (cents)	9.1	10.2	(10.8)	9.3	10.3	(9.7)

Calls to mobile networks
Revenue ($m)	192	214	(10.3)	62	71	(12.7)
Call minutes (m)	589	601	(2.0)	190	200	(5.0)
Average price (cents)	32.6	35.6	(8.4)	32.6	35.5	(8.2)

National 0800
Revenue ($m)	64	68	(5.9)	20	23	(13.0)
Call minutes (m)	491	478	2.7	164	159	3.1
Average price (cents)	13.0	14.2	(8.5)	12.2	14.5	(15.9)

Total National Calling Revenue	365	408	(10.5)	118	134	(11.9)

Consumer National Calling	181	210	(13.8)	60	70	(14.3)
Business National Calling	170	184	(7.6)	53	60	(11.7)
Wholesale National Calling	14	14	—	5	4	25.0

	365	408	(10.5)	118	134	(11.9)

Total national calling revenue (including national calls, calls to mobile networks and national 0800) decreased by $43 million (10.5%) for the nine months ended 31 March 2008 and $16 million (11.9%) for Q3 2007-08 compared to Q3 2006-07. Revenue from national calls decreased by $17 million (13.5%) for the nine months ended 31 March 2008 and $4 million (10.0%) for Q3 2007-08 compared to the prior corresponding periods. This is due to the migration of residential customers to wholesale competitors and lower average prices due to retail customer adoption of subscription-based calling plans offered by Telecom. Revenue from calls to mobile networks decreased by $22 million (10.3%) for the nine months ended 31 March 2008 and $9 million (12.7%) for the respective prior corresponding periods due to substantially lower pricing offered to customers.

Revenue from national 0800 calls decreased by $4 million (5.9%) for the nine months ended 31 March 2008 and $3 million (13.0%) compared to the prior corresponding periods.

International Calling Revenue

International calling revenue for NZ Operations comprises outward calling revenue, where New Zealand customers make calls from fixed networks originating in New Zealand and terminating overseas; inwards calling revenue, where calls originated by overseas carriers terminate on Telecom’s fixed or mobile networks or calls terminating on other companies’ networks; and transit calling revenue, where Telecom acts as an intermediary carrier of international calls.

The breakdown of international calling revenue is shown in the table below.

NZ OPERATIONS

	Nine months ended 31 March			Quarter ended 31 March
	2008 $m	2007 $m	Change %	2008 $m	2007 $m	Change %
International calling revenue
International outward	84	94	(10.6)	27	31	(12.9)
International inward	25	24	4.2	7	6	16.7
International transits	156	176	(11.4)	56	55	1.8

	265	294	(9.9)	90	92	(2.2)

International calling revenue decreased by $29 million (9.9%) for the nine months ended 31 March 2008 and decreased by $2 million (2.2%) compared to the prior corresponding periods due to declining outward calling revenue and transit revenue. Outward calling continues to display the trend seen in previous quarters where product substitution and price competition have resulted in falling revenues. The decline in international transit revenue is a result of declining per minute prices in a competitive market while call minutes have remained stable. Reported transit revenue and inwards revenue (which are predominately earned in US dollars) were also adversely impacted by the strengthening NZ dollar against the US dollar.

An analysis of volumes and average price is shown in the following table.

	Nine months ended 31 March			Quarter ended 31 March
	2008	2007	Change %	2008	2007	Change %
Outwards calls
Revenue ($m)	84	94	(10.6)	27	31	(12.9)
Call minutes (m)	507	500	1.4	176	169	4.1
Average price (cents)	16.6	18.8	(11.7)	15.3	18.3	(16.4)

Retail Outward Calls ($m)	75	83	(9.6)	25	27	(7.4)
Wholesale Outward Calls ($m)	9	11	(18.2)	2	4	(50.0)

	84	94	(10.6)	27	31	(12.9)

Inwards calls
Revenue ($m)	25	24	4.2	7	6	16.7
Call minutes (m)	475	439	8.2	133	140	(5.0)
Average price (cents)	5.3	5.5	(3.6)	5.3	4.3	23.3

Transits
Revenue ($m)	156	176	(11.4)	56	55	1.8
Intercarrier costs ($m)	(127)	(148)	(14.2)	(47)	(50)	(6.0)

Net margin ($m)	29	28	3.6	9	5	80.0
Call minutes (m)	2,581	2,518	2.5	884	858	3.0
Average margin per minute (cents)	1.1	1.1	—	1.0	0.6	66.7

Outwards calling revenue decreased by $10 million (10.6%) for the nine months ended 31 March 2008 and decreased by $4 million (12.9%) for Q3 2007-08 compared to the prior corresponding periods. The reason for the decline in outwards calling revenue is due to declining average prices, slightly offset by increased calling volumes. This trend is consistent with previous quarters.

Inwards calling revenue increased by $1 million (4.2%) for the nine months ended 31 March 2008 and increased by $1 million (16.7%) for Q3 2007-08 compared to prior corresponding periods.

NZ OPERATIONS

The increase in inwards calling revenue for Q3 2007-08 was due to the timing of traffic flows and the timing of recognition of revenue under volume commitment agreements with other carriers.

Transit revenue decreased by $20 million (11.4%) for the nine months ended 31 March 2008 compared to the prior corresponding period. However, transit revenue increased by $1 million (1.8%) for Q3 2007-08 compared to Q3 2006-07. This reduction is due to the impact of the USD/NZD exchange rate which strengthened by 14% between Q3 2006-07 and Q3 2007-08 and a change in the destination mix. This has largely been mirrored by the movement in intercarrier costs which decreased by $21 million (14.2%) for the nine months ended 31 March 2008 and by $3 million (6.0%) for Q3 2007-08 compared to the prior corresponding periods.

The net margin from transits increased by $1 million (3.6%) for the nine months ended 31 March 2008 and by $4 million (80.0%) for Q3 2007-08 compared to prior corresponding periods.

Interconnection Revenue

	Nine months ended 31 March			Quarter ended 31 March
	2008 $m	2007 $m	Change %	2008 $m	2007 $m	Change %
Interconnection
PSTN interconnection	48	51	(5.9)	15	17	(11.8)
Mobile interconnection	55	62	(11.3)	18	21	(14.3)

	103	113	(8.8)	33	38	(13.2)

Total interconnect revenue declined by $10 million (8.8%) for the nine months ended 31 March 2008 and $5 million (13.2%) for Q3 2007-08 compared to the prior corresponding periods. PSTN interconnection revenue decreased by $3 million (5.9%) for the nine months ended 31 March 2008 and by $2 million for Q3 2007-08. Mobile interconnection revenue decreased by $7 million (11.3%) for the nine months ended 31 March 2008 and declined by $3 million (14.3%) for Q3 2007-08. The decrease in mobile interconnect revenue is a result of a decrease in termination rates with a corresponding decrease in intercarrier costs.

NZ OPERATIONS

Mobile Revenue

	Nine months ended 31 March			Quarter ended 31 March
	2008	2007	Change %	2008	2007	Change %
Mobile revenue ($m)
Voice revenue	375	392	(4.3)	122	130	(6.2)
Data revenue	172	163	5.5	58	55	5.5

Mobile voice and data	547	555	(1.4)	180	185	(2.7)
Other mobile	49	59	(16.9)	16	16	—

Total mobile	596	614	(2.9)	196	201	(2.5)

Call minutes (m)	1,057	1,079	(2.0)	347	359	(3.3)

Average Revenue Per User (“ARPU”)
ARPU - $ per month
Postpaid	59.5	64.6	(7.9)	57.6	62.8	(8.3)
Prepaid	10.0	12.6	(20.6)	9.5	11.7	(18.8)
Total	29.7	34.1	(12.9)	28.2	32.5	(13.2)

Voice	20.4	24.1	(15.4)	19.1	22.8	(16.2)
Data	9.3	10.0	(7.0)	9.1	9.7	(6.2)

Total ARPU including interconnection	37.7	44.4	(15.1)	35.9	42.3	(15.1)

Mobile revenue decreased by $18 million (2.9%) for the nine months ended 31 March 2008 and by $5 million (2.5%) for Q3 2007-08 compared to prior corresponding periods.

Mobile voice and data revenue decreased by $8 million (1.4%) for the nine months ended 31 March 2008 and decreased by $5 million (2.7%) for Q3 2007-08 compared to the prior corresponding periods. Voice revenue decreased by $17 million (4.3%) for the nine months ended 31 March 2008 and by $8 million (6.2%) for Q3 2007-08 compared to prior corresponding periods as a result of the impact of new pricing offers. Mobile data revenue increased by $9 million (5.5%) for the nine months ended 31 March 2008 and by $3 million (5.5%) for Q3 2007-08 compared to prior corresponding periods as a result of increased volumes, primarily in Wireless Broadband. Other mobile revenues decreased for the nine months ended 31 March 2008 by $10 million (16.9%) due to a decline in the number of handsets sold in the first six months of 2007-08 but remained stable for Q3 2007-08 compared to Q3 2006-07.

Mobile revenue excludes any revenue from terminating calls and text messaging from competitors’ networks, which is included in interconnection revenue.

Postpaid ARPU decreased by 7.9% for the nine months ended 31 March 2008 and 8.3% for Q3 2007-08 compared to the prior corresponding periods. Prepaid ARPU decreased by 20.6% for the nine months ended 31 March 2008 and decreased by 18.8% for Q3 2007-08 compared to the prior corresponding periods. Postpaid ARPU and prepaid ARPU have decreased primarily due to the impact of competition and new pricing offers. Total ARPU including interconnection decreased by 15.1% for the nine months ended 31 March 2008 and 15.1% for Q3 2007-08 compared to the prior corresponding periods due to the impact of competition and lower interconnection revenues per user (interconnection includes notional revenue for PSTN calls to Telecom mobile networks based on market rates).

NZ OPERATIONS

	31 March 2008			31 March 2007
	Postpaid	Prepaid	Total	Postpaid	Prepaid	Total
Mobile connections at period end (000s)

Total CDMA connections	825	1,321	2,146	775	1,152	1,927
Internal connections (CDMA)	10	—	10	9	—	9

Total connections	835	1,321	2,156	784	1,152	1,936

Total connections of 2,156,000 at 31 March 2008 grew by 220,000 (11.4%) over the twelve month period from 1,936,000 at 31 March 2007 and by 41,000 (1.9%) from 2,115,000 at 31 December 2007.

As at 31 March 2008, 61.3% of the total connection base were prepaid connections, while 38.7% were postpaid connections. The mobile market has reached full penetration and so the rate of growth has decreased and future growth is expected to be primarily from market share, telemetry devices, or customers purchasing multiple mobile devices.

Data Revenue

Data revenue increased by $3 million for the nine months ended 31 March 2008, but declined by $5 million for Q3 2007-08 compared to the prior corresponding periods. A breakdown of the key components of data revenue is provided in the following table.

	Nine months ended 31 March			Quarter ended 31 March
	2008 $m	2007 $m	Change %	2008 $m	2007 $m	Change %
Data revenue
Managed IP data services:
Lanlink	43	57	(24.6)	13	17	(23.5)
One office and high speed data	98	69	42.0	33	26	26.9
Other IP data	3	6	(50.0)	1	3	(66.7)

	144	132	9.1	47	46	2.2

Traditional data services:
Frame relay	12	16	(25.0)	4	6	(33.3)
Digital data services	29	34	(14.7)	10	10	—
ISDN	78	76	2.6	26	25	4.0
Leased data services	39	40	(2.5)	11	14	(21.4)
IP Net / Netgate	5	5	—	2	2	—
Miscellaneous data	13	14	(7.1)	4	6	(33.3)

	176	185	(4.9)	57	63	(9.5)

Total Data Revenue	320	317	0.9	104	109	(4.6)

Business data	264	264	—	86	82	4.9
Wholesale data	56	53	5.7	18	27	(33.3)

	320	317	0.9	104	109	(4.6)

Managed IP data services increased by $12 million (9.1%) for the nine months ended 31 March 2008 and by $1 million (2.2%) for Q3 2007-08 compared to prior corresponding periods.

NZ OPERATIONS

Traditional data services revenue decreased by $9 million (4.9%) for the nine months ended 31 March 2008 and by $6 million (9.5%) for Q3 2007-08 compared to the prior corresponding periods.

Broadband and Internet Revenue

	Nine months ended 31 March			Quarter ended 31 March
	2008	2007	Change %	2008	2007	Change %
Broadband revenue ($m)
Broadband revenue	218	184	18.5	77	57	35.1
Value added services revenue	7	13	(46.2)	3	3	—

Total broadband revenue	225	197	14.2	80	60	33.3

Consumer	137	110	24.5	48	33	45.5
Business	41	54	(24.1)	14	15	(6.7)
Wholesale	47	33	42.4	18	12	50.0

	225	197	14.2	80	60	33.3

Broadband connections* (000s)

Residential	411	356	15.4
Business	71	64	10.9
Wholesale	232	145	60.0

Total connections	714	565	26.4

Internet revenue ($m)
Internet revenue	28	40	(30.0)	7	13	(46.2)

Active dial-up customers at period end (000s)	199	264	(24.6)
Total dial-up hours (m)	37.9	52.0	(27.1)	11.3	16.0	(29.4)
Average hours per active customer per month	19.6	30.2	(35.1)	18.5	19.3	(4.1)

Total Broadband and Internet Revenue ($m)	253	237	6.8	87	73	19.2

*	Broadband connections include all fixed line plans with download speeds of 256 kbps or greater

Broadband and internet revenue increased by $16 million (6.8%) for the nine months ended 31 March 2008 and increased by $14 million (19.2%) for Q3 2007-08 compared to prior corresponding periods.

Total broadband revenue increased by $28 million (14.2%) for the nine months ended 31 March 2008 and increased by $20 million (33.3%) for Q3 2007-08 compared to prior corresponding periods.

On a segment basis, consumer broadband revenue increased by $27 million (24.5%) for the nine months ended 31 March 2008 and $15 million (45.5%) for Q3 2007-08 compared to prior corresponding periods. The increase in broadband revenue for the consumer segment is a reflection of 55,000 new connections, customers moving from dial up internet to broadband and in the prior year there was a $6 million one-off reduction in revenue in relation to technical issues that were experienced with the Go Large subscription plan.

NZ OPERATIONS

Wholesale broadband revenue increased by $14 million (42.4%) for the nine months ended 31 March 2008 and $6 million (50.0%) for Q3 2007-08 compared to prior corresponding periods. The increase in wholesale broadband revenue is a result of growth in the wholesale customer base.

Business broadband revenue decreased by $13 million (24.1%) for the nine months ended 31 March 2008 and $1 million (6.7%) for Q3 2007-08 compared to prior corresponding periods. This is due to the realignment of prices for business customers as a result of regulatory changes in 2006-07.

Total broadband connections increased by 149,000 for Q3 2007-08 compared to Q3 2006-07 and by 40,000 since 31 December 2007.

Internet revenue has decreased by $12 million (30.0%) for the nine months ended 31 March 2008 and $6 million (46.2%) Q3 2007-08 compared to prior corresponding periods as a result of the continued migration of customers from dial-up internet to broadband. Total dial-up connections decreased by 65,000 for Q3 2007-08 compared to Q3 2006-07 and by 12,000 since 31 December 2007.

There has been a decrease of $6 million (46.2%) in value added services for the nine months ended 31 March 2008 compared to prior corresponding periods as this income is now included in the Yahoo!Xtra joint venture.

IT Services Revenue

IT services revenue includes provision of network-based application services, management of customers’ information, communication and technology services and integration of these services. A breakdown of the key components of IT services revenue is provided in the following table.

	Nine months ended 31 March			Quarter ended 31 March
	2008 $m	2007 $m	Change %	2008 $m	2007 $m	Change %
Procurement	133	126	5.6	46	39	17.9
Software solutions	11	12	(8.3)	3	4	(25.0)
IT solutions	131	101	29.7	45	30	50.0
Network delivered services	16	13	23.1	4	4	—
Other revenues	9	12	(25.0)	4	6	(33.3)

Total IT Services Revenue	300	264	13.6	102	83	22.9

IT services revenue increased by $36 million (13.6%) for the nine months ended 31 March 2008 and increased by $19 million (22.9%) for Q3 2007-08 compared to the prior corresponding periods, principally due to the growth in IT solutions revenue, procurement and network delivered services as a result of strong growth in sales across a broad range of enterprise and corporate customers.

NZ OPERATIONS

Other Operating Revenue

	Nine months ended 31 March			Quarter ended 31 March
	2008 $m	2007 $m	Change %	2008 $m	2007 $m	Change %
Other operating revenue
Equipment sales	17	22	(22.7)	6	7	(14.3)
Other International revenue	17	20	(15.0)	6	6	—
Other miscellaneous revenue	40	38	5.3	14	13	7.7

	74	80	(7.5)	26	26	—

Other operating revenue has decreased by $6 million (7.5%) for the nine months ended 31 March 2008 compared to prior corresponding period but remained stable for Q3 2007-08 relative to the prior corresponding period as a result of decreases in equipment sales and other international revenue.

Internal Revenue

NZ Operations internal revenue represents charges from the International group to AAPT for delivering AAPT’s international retail and wholesale voice traffic, the provision of international data circuits and the supply of AAPT’s international internet services. Internal revenue has decreased by $8 million (13.6%) for the nine months ended 31 March 2008 and by $2 million (10.5%) for Q3 2007-08 compared to the prior corresponding periods.

Operating Expenses

Labour

	Nine months ended 31 March			Quarter ended 31 March
	2008 $m	2007 $m	Change %	2008	2007	Change %
Labour ($m)	425	371	14.6	138	115	20.0

Personnel numbers
Total staff at 31 March	6,688	6,370	5.0

Labour expense increased by $54 million (14.6%) for the nine months ended 31 March 2008 and by $23 million (20.0%) for Q3 2007-08 compared to the prior corresponding periods. Personnel numbers increased by 5.0% for the nine months ended 31 March 2008 compared to the corresponding prior year. The increase in labour costs is a reflection of the increase in personnel supporting IT services, staffing of the large infrastructure build programme, building up the wholesale business, operational separation activity and salary pressure incurred in a tight labour market.

NZ OPERATIONS

Intercarrier costs

	Nine months ended 31 March			Quarter ended 31 March
	2008 $m	2007 $m	Change %	2008 $m	2007 $m	Change %
Land to mobile, mobile to 0800 interconnection	58	65	(10.8)	20	20	—
Mobile interconnection	64	73	(12.3)	21	25	(16.0)
International settlements	222	243	(8.6)	79	74	6.8

	344	381	(9.7)	120	119	0.8

Intercarrier costs decreased by $37 million (9.7%) for the nine months ended 31 March 2008 and increased by $1 million (0.8%) for Q3 2007-08 compared to corresponding prior periods. Reported NZ dollar international settlement costs decreased by $21 million (8.6%) for the nine months ended 31 March 2008 but increased by $5 million (6.8%) for Q3 2007-08 compared to the prior corresponding period. The main driver of this cost reduction for year to date was the strengthening NZ dollar between the two periods. Costs increased by $5 million (6.8%) for Q3 2007-08 compared to the prior corresponding period. This was largely due to the timing of cost recognition on volume commitment agreements. Intercarrier costs have a corresponding relationship with interconnection revenue.

NZ OPERATIONS

Other operating expenses

	Nine months ended 31 March			Quarter ended 31 March
	2008 $m	2007 $m	Change %	2008 $m	2007 $m	Change %
Other operating expenses
Direct costs:
Provisioning	31	32	(3.1)	10	10	—
Maintenance	110	100	10.0	38	33	15.2
Network support	63	68	(7.4)	20	24	(16.7)

Total direct costs	204	200	2.0	68	67	1.5

Other sales costs:
Mobile acquisitions, upgrades and dealer commissions	207	228	(9.2)	65	77	(15.6)
Procurement and IT services	172	154	11.7	60	54	11.1
Broadband & internet and other	51	64	(20.3)	13	16	(18.8)

Total other sales costs	430	446	(3.6)	138	147	(6.1)

Computer costs	119	108	10.2	40	34	17.6
Advertising, promotions and communications	61	66	(7.6)	18	14	28.6
Accommodation costs	66	59	11.9	22	19	15.8
Outsourcing	13	12	8.3	3	4	(25.0)
Travel	14	10	40.0	5	3	66.7
Bad Debts	15	15	—	6	5	20.0
Other	57	39	46.2	13	20	(35.0)

	979	955	2.5	313	313	—

Other operating expenses increased by $24 million (2.5%) for the nine months ended 31 March 2008 and remained stable for Q3 2007-08 compared to the prior corresponding periods.

Direct costs increased by $4 million (2.0%) for the nine months ended 31 March 2008 and $1 million (1.5%) for Q3 2007-08 compared to the prior corresponding periods.

Mobile cost of sales have decreased by $21 million (9.2%) for the nine months ended 31 March 2008 and by $12 million (15.6%) for Q3 2007-08 compared to the prior corresponding periods. This is a result of lower gross connection numbers.

NZ OPERATIONS

Depreciation and amortisation

	Nine months ended 31 March			Quarter ended 31 March
	2008 $m	2007 $m	Change %	2008 $m	2007 $m	Change %
Depreciation	337	328	2.7	116	112	3.6

Amortisation	112	95	17.9	39	31	25.8
Total Depreciation and Amortisation ($m)	449	423	6.1	155	143	8.4

Depreciation and amortisation increased by $26 million (6.1%) for the nine months ended 31 March 2008 and by $12 million (8.4%) for Q3 2007-08 compared to the prior corresponding periods.

Amortisation expense primarily relates to software assets, spectrum licences and international cable capacity. Amortisation expense has increased by $17 million for the nine months ended 31 March 2008 as a result of an increase in software acquired and a reduction in asset lives.

AUSTRALIAN OPERATIONS

AUSTRALIAN OPERATIONS

Australian operations comprise Consumer, Business & Corporate, Gen-i Australia, Wholesale, Technology Shared Services and Support functions.

The consolidated results for Australian Operations are set out in the tables below.

Australian Operations in New Zealand dollars

	Nine months ended 31 March			Quarter ended 31 March
	2008 $m	2007 $m	Change %	2008 $m	2007 $m	Change %
Operating revenues
Local service	90	23	291.3	20	7	185.7
Calling	252	280	(10.0)	89	86	3.5
Interconnection	30	31	(3.2)	10	10	—
Mobile	44	62	(29.0)	11	19	(42.1)
Data	158	95	66.3	51	28	82.1
Broadband and internet	150	115	30.4	50	39	28.2
Resale	269	308	(12.7)	85	96	(11.5)
Other operating revenue	72	68	5.9	30	24	25.0
Internal revenue	12	12	—	4	4	—

	1,077	994	8.4	350	313	11.8

Operating expenses
Labour	184	159	15.7	63	48	31.3
Intercarrier costs	599	557	7.5	206	174	18.4
Other operating expenses	178	193	(7.8)	43	59	(27.1)
Internal expenses	51	58	(12.1)	17	18	(5.6)

	1,012	967	4.7	329	299	10.0

EBITDA	65	27	140.7	21	14	50.0
Depreciation	79	38	107.9	29	14	107.1
Amortisation	22	13	69.2	6	5	20.0

Earnings from operations	(36)	(24)	50.0	(14)	(5)	180.0

Reported NZD results for Australian Operations are impacted by movements in exchange rates. The NZD weakened against the AUD between 31 March 2007 and 31 March 2008. The average exchange rate for Q3 2007-08 was 0.8717, compared to an average exchange rate for Q3 2006-07 of 0.8857. To eliminate the impact of exchange rates, the commentary that follows is stated in AUD.

AUSTRALIAN OPERATIONS

Australian Operations in Australian dollars

	Nine months ended 31 March			Quarter ended 31 March
	2008 $m	2007 $m	Change %	2008 $m	2007 $m	Change %
Operating revenues
Local service	79	20	295.0	18	7	157.1
Calling	221	241	(8.3)	79	77	2.6
Interconnection	26	27	(3.7)	9	8	12.5
Mobile	39	53	(26.4)	10	17	(41.2)
Data	137	82	67.1	43	25	72.0
Broadband and internet	130	98	32.7	43	34	26.5
Resale	235	265	(11.3)	75	86	(12.8)
Other operating revenue	61	56	8.9	26	21	23.8
Internal revenue	10	11	(9.1)	3	4	(25.0)

	938	853	10.0	306	279	9.7

Operating expenses
Labour	160	136	17.6	55	43	27.9
Intercarrier costs	521	490	6.3	178	168	6.0
Other operating expenses	156	153	2.0	39	38	2.6
Internal expenses	45	50	(10.0)	15	16	(6.3)

	882	829	6.4	287	265	8.3

EBITDA	56	24	133.3	19	14	35.7
Depreciation	69	35	97.1	25	13	92.3
Amortisation	21	11	90.9	7	3	133.3

Earnings from operations	(34)	(22)	54.5	(13)	(2)	NM

Overview of Results

Following the purchase of PowerTel in May 2007 the Australian results include the consolidated results of AAPT, PowerTel and Gen-i Australia.

Wholesale are aggressively focusing on on-net data and IP sales and securing key clients to reduce overall exposure. Business solutions are focusing on selling on-net products (especially data) to a more clearly defined narrower market segment. Consumer has halted migration and is developing a plan to re-price unprofitable customers to improve their product/service proposition.

Gen-i Australia is under extreme margin pressure due to scope and price reduction in contracts with major customers. A strategic review has been initiated.

AUSTRALIAN OPERATIONS

Local Service Revenue

Total Local Service revenue increased by $59 million for the nine months ended 31 March 2008 and $11 million for Q3 2007-08 compared to Q3 2006-07 due to the inclusion of PowerTel voice revenues.

	Nine months ended 31 March			Quarter ended 31 March
	2008	2007	Change %	2008	2007	Change %
Business & residential access
Revenue ($m)	30	5	NM	3	2	NM

Local calls
Revenue ($m)	48	14	NM	15	5	NM
Call minutes (m)	391	431	(9.3)	121	126	(4.0)

Smartphone, messaging and call track
Revenue ($m)	1	1	—	—	—	—

Total Local Service Revenue	79	20	NM	18	7	NM

Calling and Resale Revenue

Calling revenue is broken down as follows.

	Nine months ended 31 March			Quarter ended 31 March
	2008 $m	2007 $m	Change %	2008 $m	2007 $m	Change %
Calling revenue
National	170	180	(5.6)	63	59	6.8
International	51	61	(16.4)	16	18	(11.1)

	221	241	(8.3)	79	77	2.6

Resale revenue	235	265	(11.3)	75	86	(12.8)

Total Calling and Resale Revenue	456	506	(9.9)	154	163	(5.5)

AUSTRALIAN OPERATIONS

	Nine months ended 31 March			Quarter ended 31 March
	2008	2007	Change %	2008	2007	Change %
National calls
Revenue ($m)	74	43	72.1	37	17	117.6
Call minutes (m)	704	863	(18.4)	196	257	(23.7)
Average price (cents)	10.5	5.0	110.0	18.9	6.6	186.4

Calls to mobile networks
Revenue ($m)	95	136	(30.1)	26	42	(38.1)
Call minutes (m)	401	466	(13.9)	120	135	(11.1)
Average price (cents)	23.7	29.2	(18.8)	21.7	31.1	(30.2)

Operator services
Revenue ($m)	1	1	—	—	—	—

International calling revenue
Revenue ($m)	51	61	(16.4)	16	18	(11.1)
Call minutes (m)	586	630	(7.0)	179	209	(14.4)
Average price (cents)	8.7	9.7	(10.3)	8.9	8.6	3.5

Total calling revenue	221	241	(8.3)	79	77	2.6
Resale revenue	235	265	(11.3)	75	86	(12.8)

Total calling and resale revenue	456	506	(9.9)	154	163	(5.5)

Consumer fixed line customer numbers (000s)	337	391	(13.8)

% of Bundled customers	79%	61%	31.0

Total calling and resale revenue decreased by $50 million (9.9%) for the nine months ended 31 March 2008 and by $9 million (5.5%) for Q3 2007-08 compared to corresponding prior periods. This was primarily the result of declining revenue from calls to mobile networks and from resale revenue.

Revenue from national calls increased by $31 million (72.1%) for the nine months ended 31 March 2008 and $20 million (117.6%) for the Q3 2007-08 compared to corresponding prior periods.

Revenue from calls to mobile networks decreased by $41 million (30.1%) for the nine months ended 31 March 2008 and by $16 million (38.1%) for Q3 2007-08 compared to corresponding prior periods. This is a result of revenue declines in both the consumer and wholesale market.

International calling revenue decreased by $10 million (16.4%) for the nine months ended 31 March 2008 and $2 million (11.1%) for Q3 2007-08 compared to corresponding prior periods as a result of a decrease in call volumes. International calling revenue comprises of outward calling revenue where Australian customers make calls originating in Australia and terminating overseas.

Resale revenue decreased by $30 million (11.3%) for the nine months ended 31 March 2008 and by $11 million (12.8%) for Q3 2007-08 compared to corresponding prior periods. This is primarily a result of the decline in customer numbers in the Consumer division.

Consumer fixed line customer numbers at 31 March 2008 decreased by 13.8% compared to 31 March 2007. The decline in the consumer fixed line customer base is due to the decision to withdraw from high churning external sales channels and focus on churn management with the introduction of the new mass-market service platform.

AUSTRALIAN OPERATIONS

Mobile Revenue

	Nine months ended 31 March			Quarter ended 31 March
	2008	2007	Change %	2008	2007	Change %
Mobile revenue ($m)
Mobile voice and data	34	45	(24.4)	9	14	(35.7)
Other mobile	5	8	(37.5)	1	3	(66.7)

Total mobile	39	53	(26.4)	10	17	(41.2)

Mobile revenue has decreased by $14 million (26.4%) for the nine months ended 31 March 2008 and $7 million (41.2%) for Q3 2007-08 compared to corresponding prior periods. Included in the mobile revenue for the nine months ended 31 March 2008 is $6.5 million from the sale of the stand-alone mobile customer base on 1 July 2007. Excluding the customer base sale, the decrease in revenue is due to the loss of the standalone customer base revenue and the impact of capped calling plans. The move away from standalone mobile sales has brought more focus on building bundled customer numbers to reduce overall churn.

Data Revenue

	Nine months ended 31 March			Quarter ended 31 March
	2008 $m	2007 $m	Change %	2008 $m	2007 $m	Change %
Data revenue
Managed IP data services:
Lanlink	26	24	8.3	8	8	—
Private office and high speed data	—	1	NM	—	—	—

	26	25	4.0	8	8	—

Traditional data services:
Digital data services	48	7	NM	24	2	NM
Leased data services	62	49	26.5	11	15	(26.7)
IP Net / Netgate	1	1	—	—	—	—

	111	57	94.7	35	17	105.9

Total Data Revenue	137	82	67.1	43	25	72.0

Data revenue has increased by $55 million (67.1%) for the nine months ended 31 March 2008 and increased by $18 million (72.0%) for Q3 2007-08 compared to corresponding prior periods. The increase in data revenue is primarily as a result of the inclusion of PowerTel from May 2007.

AUSTRALIAN OPERATIONS

Broadband and Internet Revenue

	Nine months ended 31 March			Quarter ended 31 March
	2008	2007	Change %	2008	2007	Change %
Broadband revenue ($m)
Broadband revenue	116	94	23.4	39	32	21.9
Value added services revenue	2	—	NM	1	—	NM

Total broadband revenue	118	94	25.5	40	32	25.0

Internet revenue ($m)
Internet revenue	12	4	NM	3	2	NM

Total Broadband and Internet Revenue ($m)	130	98	32.7	43	34	26.5

*	Broadband connections include all plans with download speeds of 256 kbps or greater

Broadband and internet revenue increased by $32 million (32.7%) for the nine months ended 31 March 2008 and by $9 million (26.5%) for Q3 2007-08 compared to the prior corresponding periods. This increase was the result of growth in Consumer broadband customers along with the inclusion of PowerTel in Q3 2007-08.

Consumer broadband customer numbers remained stable compared to 31 March 2007 with total connections being 166,000 at 31 March 2008.

Other Operating Revenue

	Nine months ended 31 March			Quarter ended 31 March
	2008 $m	2007 $m	Change %	2008 $m	2007 $m	Change %
Other operating revenue
Equipment sales	11	14	(21.4)	4	5	(20.0)
Other miscellaneous revenue	50	42	19.0	22	16	37.5

	61	56	8.9	26	21	23.8

Other operating revenue increased by $5 million (8.9%) for the nine months ended 31 March 2008 and by $5 million (23.8%) for Q3 2007-08 compared to corresponding prior periods. Other operating revenue growth is a result of the inclusion of PowerTel.

AUSTRALIAN OPERATIONS

Operating Expenses

Labour

	Nine months ended 31 March			Quarter ended 31 March
	2008	2007	Change %	2008	2007	Change %
Labour ($m)	160	136	17.6	55	43	27.9

Personnel numbers
Total staff at 31 March	1,683	1,841	(8.6)

Labour expense increased by $24 million (17.6%) for the nine months ended 31 March 2008 and by $12 million (27.9%) for Q3 2007-08 compared to corresponding prior periods. Labour expense has increased due to growth in Gen-i and the inclusion of PowerTel but was partially offset by the outsourcing of call centres. The drop in staff numbers largely relates to significant reduction in call centres.

Other operating expenses

	Nine months ended 31 March			Quarter ended 31 March
	2008 $m	2007 $m	Change %	2008 $m	2007 $m	Change %
Other operating expenses

Direct costs	41	36	13.9	13	13	—
Dealer commissions	1	12	(91.7)	—	1	(100.0)
Computer costs	30	29	3.4	10	10	—
Advertising, promotions and communications	3	22	(86.4)	—	6	(100.0)
Accommodation costs	22	18	22.2	7	6	16.7
Bad debts	6	11	(45.5)	2	5	(60.0)
Outsourcing	24	4	NM	7	2	NM
Other	29	21	38.1	—	(5)	NM

	156	153	2.0	39	38	2.6

The comparatives have been restated as a result of an error in the breakdown previously provided for 31 December 2007.

Other operating expenses increased by $3 million (2.0%) for the nine months ended 31 March 2008 and increased by $1 million (2.6%) for Q3 2007-08 compared to the prior corresponding periods.

Dealer commissions ceased as a result of AAPT’s decision to stop selling via the external sales channels.

Advertising, promotions and communications costs decreased year-on-year due to a reduction in Consumer advertising expenditure.

Outsourcing costs increased as a result of the outsourcing of call centres.

Other expenditure increased primarily due to the outsourcing costs for the Consumer call centres and $7.2 million of YTD integration and restructuring costs.

AUSTRALIAN OPERATIONS

Depreciation and amortisation

	Nine months ended 31 March			Quarter ended 31 March
	2008 $m	2007 $m	Change %	2008 $m	2007 $m	Change %
Depreciation	69	35	97.1	25	13	92.3

Amortisation	21	11	90.9	7	3	NM

Total Depreciation and Amortisation ($m)	90	46	95.7	32	16	100.0

The $16 million (100%) increase in depreciation and amortisation for Q3 2007-08 compared to the prior corresponding period primarily relates to the IT infrastructure investment for Hyperbaric and the inclusion of PowerTel from May 2007.

CORPORATE AND OTHER

CORPORATE AND OTHER

The principal components of Corporate and Other are corporate and support costs. Any Group revenues not directly related to the operating segments are also included in Corporate and Other.

	Nine months ended 31 March			Quarter ended 31 March
	2008	2007	Change %	2008	2007	Change %
Revenue
Other operating revenue ($m)	62	24	158.3	15	18	(16.7)
Internal revenue ($m)	5	5	—	2	2	—

	67	29	131.0	17	20	(15.0)

Operating expenses
Labour ($m)	44	36	22.2	15	12	25.0
Advertising ($m)	1	1	—	—	—	—
Other operating costs ($m)	56	37	51.4	20	11	81.8

	101	74	36.5	35	23	52.2

EBITDA*	(34)	(45)	(24.4)	(18)	(3)	NM

Depreciation and amortisation
Amortisation of intangibles ($m)	1	2	(50.0)	—	1	NM

	1	2	(50.0)	—	1	NM

Earnings from operations	(35)	(47)	(25.5)	(18)	(4)	NM

Personnel numbers
Total staff at 31 March	185	202	(8.4)

*	Earnings before Interest, Taxation, Depreciation and Amortisation

NM = Not a Meaningful Comparison

Operating revenues for the nine months ended 31 March 2008 included dividends received of $55 million from the Southern Cross Cables Group. Other operating expenses increased primarily as a result of incremental costs incurred in preparation for the requirements of operational separation.

CAPITAL EXPENDITURE

CAPITAL EXPENDITURE

	Nine months ended 31 March			Quarter ended 31 March
	2008 $m	2007 $m	Change %	2008 $m	2007 $m	Change %
Keep NZ connected	145	133	9.0	47	44	6.8
Build NGT capability	61	38	60.5	23	11	109.1
Network provider of choice	225	147	53.1	87	34	155.9
Service provider of choice	39	50	(22.0)	14	15	(6.7)
Invest for returns	67	51	31.4	23	21	9.5
International	29	34	(14.7)	5	6	(16.7)

Total NZ Operations	566	453	24.9	199	131	51.9
Australian Operations	66	108	(38.9)	22	35	(37.1)

	632	561	12.7	221	166	33.1

Total capital expenditure of $632 million for the nine months ended 31 March 2008 increased by $71 million (12.7%) compared to the prior corresponding period.

NZ Operations capital expenditure increased by $113 million (24.9%) for the nine months ended 31 March 2008 compared to the prior corresponding period due primarily to starting the planned WCDMA mobile network rollout and increased NGT capability development.

Australian operations capital expenditure decreased by $42 million (38.9%) for the nine months ended 31 March 2008. In 2006/07 capital expenditure was incurred in relation to Hyperbaric which is now complete.

Capital expenditure for New Zealand operations is described below.

Keep New Zealand Connected – comprises investment needed to meet statutory, regulatory and contractual obligations and sustain existing service performance. This includes meeting customer demand for legacy services while maintaining current service levels, mitigating risks to continuity of these services, rehabilitating and renewing the access network, maintaining existing capability of Telecom’s business infrastructure (including IT) and developing capabilities to meet current regulatory and statutory requirements.

Build NGT Capability – comprises the investment in the technology and services required to deliver Next Generation Telecom. This includes building VoIP capability, creating infrastructure for new channel capability (particularly online), developing new customer management systems and establishing new technology management capability.

Network Provider of Choice – comprises investment required to extend network coverage, augment capacity in line with strategic business growth (e.g. growth in broadband and mobile), develop and deploy new technology capabilities needed to deliver retail and wholesale services cost-effectively, and implement the requirements of the Telecommunications Amendment Act 2006 and Telecom’s Undertakings.

Service Provider of Choice – comprises investment in service-specific and customer service systems needed to deliver, grow and sustain retail services. This includes ICT outsourcing and CPE investment, developing contact centre and customer service systems and capability and other retail channel investment.

Invest for Returns – comprises investment outside the core strategic programmes that is justified based on the projected rate of return of the investment

COMPETITIVE AND REGULATORY ENVIRONMENT

New Zealand

Telecommunications Amendment Act 2006

The Telecommunications Amendment Bill (which amends the Telecommunications Act 2001), was passed by Parliament on 13 December, and came into force on 18 December 2006.

The legislative amendments make wide-ranging changes to the telecommunications regulatory environment, including:

—

Operational separation of Telecom – the amended Act provides a broad framework for operational separation, with a process for the Minister of Communications to settle an operational separation with Telecom following public consultation.

—	Unbundling of the local telephone loop (LLU) – Telecom’s copper local loop, associated co-location and backhaul services have been regulated.

—	Regulation of “naked DSL” – the existing unbundled bitstream service has been extended to require Telecom to provide wholesale bitstream without other services (such as telephone line rental).

—	Accounting separation and information disclosure obligations.

—	Enforcement provisions – new penalties introduced for knowingly, or without reasonable excuse, breaching the Act or Commission-determined regulation.

—

Process amendments – including a new standard terms determination process, a new power for the Commission to monitor the telecommunications industry, amendments to the process followed in relation to the TSO cost calculation.

The operational separation plan was concluded in March 2008, although full implementation of the plan will take substantially longer.

Operational Separation

Operational separation was introduced on 31 March 2008 following acceptance by the Minister of Communications of Telecom’s Separation Plan, submitted on 25 March 2008. Telecom’s Separation Plan incorporates a comprehensive set of Separation Undertakings which provide for a robust operational separation of Telecom’s fixed network into an access network unit, a wholesale unit, and retail units, acting at arms-length from each other (and in the case of the access network unit, on a standalone basis). The Undertakings also provide for a staged implementation of equivalence requirements on key fixed network access services, as well as a significant acceleration of Telecom’s cabinetisation and NGN migration plans. Telecom has also established a new oversight body, the Independent Oversight Group (IOG), to monitor and report on Telecom’s compliance with the Separation Undertakings. This body comprises five members, three of whom (including the chairperson) must be independent from Telecom.

Radio Spectrum Holdings

In November 2007 the Ministry of Economic Development (MED) offered Telecom and Vodafone the right to renew part of the radio spectrum they currently respectively own in the 800/900 MHz spectrum band. The rights Telecom currently holds expire in 2012. The renewal will be for a period of 20 years. Under the terms of the renewal offer if Telecom can successfully negotiate a sale of 5 MHz to an appropriate party, Telecom can renew 15 MHz of spectrum. If it does not it will have the right to renew 12.5 MHz. Telecom intends to renew 15 MHz of spectrum and in December 2007 Telecom entered into a conditional sale agreement with NZ Communications for the sale of 5 MHz of spectrum.

In December 2007 Telecom was provisionally confirmed as the successful bidder of 40 MHz of spectrum (the maximum amount it was allowed to acquire) at the Radio Frequency Auction No. 9 that was conducted by MED. The 40 MHz of spectrum is made up of two 20 MHz blocks which form a natural pair.

UCLL Backhaul and UBA Backhaul Standard Terms Determinations

In May 2007 the Commerce Commission initiated two further standard terms determination processes for UCLL backhaul and UBA backhaul. Telecom proposed standard terms for these services on 28 September 2007. The Commerce Commission issued its draft determinations in respect of these services in February 2008. The Commission is consulting on its draft STD. The Commission has not given a date for the issue of the final STD.

Sub-loop Related Services Standard Terms Determinations

In December last year the Commerce Commission initiated standard terms determination processes for sub-loop related services (unbundled copper local loop from Telecom’s distribution cabinets, backhaul from Telecom’s distribution cabinet to the exchange, and co-location services at Telecom’s distribution cabinets). The Commission issued a notice for a single STP for the three sub-loop services (sub-loop, co-location and backhaul), which is due on 27 June 2008. The Commission has not given further dates for consultation.

Kiwi Share/TSO

On 16 January 2007 the Government announced that it was reviewing the Telecommunications Service Obligation (“TSO”), including the Kiwi Share, to assess its ongoing effectiveness.

The MED released a discussion paper, seeking comment on a number of issues, including:

—	details of Telecom’s rural network service performance and investment;

—	the adequacy of the CPI price cap and desirability of price rebalancing;

—	arrangements to ensure the provision of ubiquitous emergency calling (111) services;

—	the operation of the current funding mechanism; and

—	the desirability and TSO arrangements for a broadband TSO.

Following submissions from industry, the Government agreed that the Telecommunication Carriers Forum (TCF) consider TSO issues. Telecom and MED officials are participating in that working party. The TCF working party released a consultation report draft in March 2008.

Further, Telecom has agreed to use best endeavours to agree a new TSO arrangement with the Government by 30 June 2008. The exact scope of this, and whether or not the new arrangement might be an interim arrangement pending further industry consultation on a longer-term arrangement, is under discussion.

TSO Cost Calculation

2003/2004

In March 2007 the Commerce Commission released a final assessment of Telecom’s net cost of complying with the TSO for the period of 1 July 2003 to June 2004. The TSO cost has been calculated at $63.8 million for this period, $7 million higher than the previous period.

Vodafone appealed the TSO decision, on the basis that the Commission has erred in law by failing to determine the net cost of the TSO correctly and failing to give effect to the purpose of the Act. The appeal was dismissed by the High Court in December 2007 resulting in the TSO cost remaining as it was calculated by the Commission. Vodafone is seeking leave to appeal the High Court’s decision.

2004/2005 and 2005/2006

On 9 July 2007, the Commission released its draft determinations for 2004/05 and 2005/06. The TSO cost has been calculated as $71.4m for 2004/05 and $78.3m for 2005/06. The Commission held a conference in February 2008 on these draft determinations. Telecom made submissions and participated in that conference. The Commission is still considering its view.

Mobile Services Review

In October 2006, the Commission announced that it would launch formal reviews under Schedule 3 of the Act into whether to amend the two current regulated mobile services: national roaming and mobile co-location.

The Commission considered whether co-location should be moved from being a specified service under the Act (for which the Commission cannot regulate the price) to a designated service (for which the Commission can regulate price).

The Commission also considered whether the national roaming service should become a designated service and/or whether to amend the terms of the national roaming service.

On 14 December 2007 the Commission released its final report on co-location which recommended that the price for the co-location service should not be designated. On 21 December the Commission launched a standard terms determination development process to determine the non-price elements of co-location. A notice has been served on Vodafone requiring them to develop a standard terms proposal by 28 April 2008. Telecom will submit on Vodafone’s standard terms proposal.

The Commission issued its final report on roaming on 11 March 2008. The Commission recommended that the Minister make some changes to the existing regulated service, but did not recommend that the service be moved from a specified (non-price regulated) to a designated service (price regulated). The principal change that the Commission recommended was to extend the roaming regulation from just 2G networks to all mobile networks.

Commerce Act Investigations

On 21 December 2007 the Commission closed its investigation under section 36 of the Commerce Act into whether Telecom’s broadband pricing and behaviour was anti-competitive. There was no evidence the pricing and behaviour was anti-competitive. This investigation had been running for four years.

The Commission has other investigations underway, the status of which is unknown.

Commerce Act Litigation

In July 2000 the Commerce Commission issued a proceeding against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commerce Commission sought a declaration that this contravened section 36 of the Commerce Act, a pecuniary penalty, and costs. In a judgment issued on 16 April 2008 the High Court dismissed the Commission’s proceeding, holding that Telecom’s introduction of 0867 did not breach s36 of the Commerce Act. The Commission has until 15 May 2008 to appeal the judgment.

In March 2004 the Commerce Commission issued proceedings against Telecom in relation to streamline pricing at retail and carrier data pricing at Wholesale from 1999 through to the present day. The trial of this matter is expected to take place in July/August 2008.

OTHER LEGAL PROCEEDINGS

New Zealand

Sintel (in liquidation) has issued proceedings against Telecom, relating to TNZI’s audiotext business in 1990. The matter was settled, but the liquidators are seeking to overturn the settlement agreement. Sintel has recently filed an amended statement of claim, increasing the value of the claim up to NZ$60 million. Trial is unlikely to take place before late 2008. These proceedings will be vigorously defended by Telecom.

Asia Pacific Telecommunications Limited (APT) has also issued proceedings against Telecom in relation to TNZI’s audiotext business in the late 1990s. The total claim is for approximately US$17 million plus an unquantifiable inquiry into damages based on the discovery documents. The parties are undergoing discovery. A fixture has been set down for August 2008 but due to an increased discovery request by APT this date is likely to be extended. These proceedings will be vigorously defended by Telecom.

The Commerce Commission has laid four charges against Telecom under the Fair Trading Act 1986, relating to three incidents where call centre representatives are said to have erroneously made statements that various Telecom products, processes or prices have Commerce Commission approval or endorsement. The maximum penalty for each charge is NZ$200,000. Telecom is defending the charges and a hearing is set down for May 2008.

The Commerce Commission has laid charges against Telecom for alleged breaches of the Fair Trading Act in relation to a retail broadband advertising campaign that was run from October 2006. Telecom is working through the details of the specific charges. At this stage it is not possible to quantify the potential impact of penalties or customer refunds should a court ultimately find in favour of the Commission.

Australia

PowerTel Limited is in dispute with Pacific Union Group Pty Limited in respect of the withdrawal by PowerTel of certain product lines from the scope of the dealer agreement between the parties. Pacific Union has commenced proceedings in the Supreme Court of New South Wales, claiming breach of contract and/or repudiation of contract. The amount of loss and damage claimed has not yet been quantified by Pacific Union. PowerTel is vigorously defending these proceedings.

Telstra Corporation Limited has commenced proceedings in the Federal Court of Australia, and is seeking an order that the final determination made by the ACCC in a line sharing service arbitration be set aside on administrative law grounds. Request Broadband Pty Limited, amongst others, is a defendant in these proceedings. The Court has heard the case and judgment is awaited.

The directors cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing outstanding claims are ultimately resolved against Telecom’s interests. There can be no assurance that such litigation will not have a significant effect on Telecom’s business, financial condition, position, results of operations or profitability.

Various other lawsuits, claims and investigations have been brought or are pending against Telecom and its subsidiaries, none of which are expected to have significant effect on the financial position or profitability of Telecom.

GLOSSARY

ADSL2+ – ADSL (Asymmetric Digital Subscriber Line) is technology for delivering a high bit rate link to customers over ordinary copper wire. ADSL2+ is an evolution of ADSL delivering very high data speeds up to theoretical maximum of 24 megabits per second.

Cabinetisation – is shortening of the copper lines to increase the speed broadband can be delivered.

CDMA (Code Division Multiple Access) – A radio spectrum sharing technique used in digital mobile networks.

Digital Data Service - A system to provide a private data transmission line for businesses. It provides a dedicated secure link for transmission of data between locations and is customised to suit individual business needs.

Frame relay - Packet switched data communication that is very good at efficiently handling high speed, “bursty” data (data that is sent in large intermittent bursts) over wide area networks.

IP (Internet Protocol) - A principal communications protocol used in the internet.

IP Net - Telecom’s network that removes internet traffic from the PSTN network at an exchange and sends it to its destination (usually an Internet Service Provider) via an internet optimised backbone.

ISDN (Integrated Services Digital Network) - Switched digital transmission system that can carry a range of digitised voice, data and images.

Lanlink - A group of Telecom services that link customer LANs (Local Area Networks) together via a Wide Area Network. Solutions involve a degree of customisation in each case.

LLU (Local Loop Unbundling) – a requirement on the incumbent telecommunications provider to allow other service providers to access and use the copper circuit from the telephone exchange to the customer premises.

Naked or Stand-alone DSL – a DSL service provided without a requirement for the retail customer of the DSL service to also purchase an analogue telephone service from either the DSL wholesaler or the incumbent.

PSTN (Public Switched Telephone Network) - A nation-wide switched fixed line voice telephone network.

TDMA (Time Division Multiple Access) - The radio spectrum sharing technique on which Telecom’s older 025 networks were based.

TSO - The (Telecommunications Service Obligation) deed specifies that Telecom will: maintain free local calling; maintain the standard rental rate (in real terms); charge rural residential customers no more than the standard rental; and, among other things, continue to provide local residential services as widely as was available at 31 December 2001. Telecom is entitled to receive contributions from other industry participants towards the costs it incurs in meeting its TSO obligations.

UBS (Unbundled Bitstream Service) – A partial circuit service developed by Telecom to meet the needs of service providers who wish to extend the geographic reach of their existing network.

0800 - The Telecom New Zealand dialling prefix for toll free calling numbers.

3G (Third Generation - mobile network) - Digital mobile network based on CDMA standards that is capable of delivering data rates up to 2 Mbit/s or greater (and includes 1xRTT or CDMA-2000).

Exhibit 1.2

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Income Statement

For the period ended 31 March 2008 (unaudited)

		Three months ended 31 March		Nine months ended 31 March		Year ended 30 June

		2008	2007	2008	2007	2007
(Dollars in millions, except per share amounts)	notes	$m	$m	$m	$m	$m
Operating revenues and other gains
Local service		277	269	867	808	1,084
Calling	2	310	325	916	1,018	1,336
Interconnection		43	48	133	144	187
Mobile		207	220	640	676	895
Data		155	137	478	412	561
Broadband and internet		137	112	403	352	485
IT services		102	83	300	264	380
Other operating revenues	2	156	164	477	480	634
Other gains	3	—	—	—	20	20

		1,387	1,358	4,214	4,174	5,582

Operating expenses
Labour		(216)	(175)	(653)	(566)	(773)
Intercarrier costs		(326)	(293)	(943)	(938)	(1,220)
Other operating expenses		(376)	(383)	(1,214)	(1,186)	(1,603)
Other expenses	3	—	—	—	(43)	(52)

Earnings before interest, taxation, depreciation and amortisation		469	507	1,404	1,441	1,934

Depreciation		(145)	(126)	(416)	(366)	(500)
Amortisation		(45)	(37)	(135)	(110)	(152)

Earnings before interest and taxation		279	344	853	965	1,282

Interest income		16	14	79	25	59
Interest expense and other finance costs		(61)	(73)	(186)	(217)	(289)
Share of associates’ losses		(1)	—	(2)	—	(3)

Earnings before income tax		233	285	744	773	1,049

Income tax expense		(93)	(90)	(207)	(179)	(205)

Earnings from continuing operations		140	195	537	594	844

Earnings from discontinued operations, net of tax	9	—	44	—	99	2,183

Net earnings for the period		140	239	537	693	3,027

Net earnings attributable to equity holders of the Company		139	238	535	690	3,024
Net earnings attributable to minority interests		1	1	2	3	3

		140	239	537	693	3,027

Basic net earnings per share (in cents)		8 ¢	12 ¢	28 ¢	35 ¢	152 ¢
Diluted net earnings per share (in cents)		8 ¢	12 ¢	28 ¢	34 ¢	150 ¢

Basic and diluted earnings per share from continuing operations (in cents)		8 ¢	10 ¢	28 ¢	30 ¢	42 ¢
Weighted average number of ordinary shares outstanding (in millions)		1,826	1,998	1,885	1,984	1,990

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Statement of Changes in Equity

For the period ended 31 March 2008 (unaudited)

		Nine months ended 31 March		Year ended 30 June

		2008	2007	2007
(Dollars in millions)	note	$m	$m	$m
Equity at the beginning of the period		3,604	1,062	1,062
Translation of foreign operations		62	(89)	(120)
Hedge of net investment		(32)	32	38
Revaluation of listed investments		9	—	11
Cash flow hedges		85	6	(8)

Total income/(loss) recognised directly in equity		124	(51)	(79)
Net earnings for the period		537	693	3,027

Total recognised income and expenses		661	642	2,948

Dividends		(619)	(582)	(739)
Tax credit on supplementary dividends		68	65	83
Dividend reinvestment plan	4	172	191	249
Exercise of share options		—	—	1
Share cancellation	4	(43)	—	—
Employee share schemes		6	—	—
Capital reduction	4	(1,113)	—	—

Equity at the end of the period		2,736	1,378	3,604

Total recognised income and expenses for the period is attributable to:
Equity holders of the Company		659	639	2,945
Minority interests		2	3	3

		661	642	2,948

Equity consists of:
Contributed capital		1,297	2,212	2,270
Revaluation reserve		20	—	11
Foreign currency translation reserve		(36)	(41)	(66)
Hedge reserve		41	(30)	(44)
Deferred compensation		10	13	15
Retained earnings		1,398	(782)	1,412

Total equity attributable to equity holders of the Company		2,730	1,372	3,598
Minority interests		6	6	6

Total equity		2,736	1,378	3,604

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Balance Sheet

As at 31 March 2008 (unaudited)

	31 March		30 June
	2008	2007	2007
(Dollars in millions)	$m	$m	$m
ASSETS
Current assets:
Cash	453	521	1,969
Short-term investments	538	68	70
Short-term derivative assets	10	1	8
Receivables and prepayments	933	964	953
Taxation recoverable	69	—	8
Inventories	88	78	71

	2,091	1,632	3,079
Disposal group assets held for sale	—	33	—

Total current assets	2,091	1,665	3,079

Non-current assets:
Long-term investments	530	471	494
Deferred tax asset	—	23	27
Long-term derivative assets	59	44	68
Intangibles	964	772	927
Property, plant and equipment	3,770	3,381	3,681

Total non-current assets	5,323	4,691	5,197

Total assets	7,414	6,356	8,276

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accruals	951	974	1,000
Taxation payable	—	16	—
Short-term derivative liabilities	252	229	68
Short-term provisions	25	—	34
Debt due within one year	1,132	674	488

	2,360	1,893	1,590
Disposal group liabilities held for sale	—	17	—

Total current liabilities	2,360	1,910	1,590

Non-current liabilities:
Deferred tax liability	167	99	93
Long-term derivative liabilities	337	461	577
Long-term provisions	13	—	8
Long-term debt	1,801	2,508	2,404

Total non-current liabilities	2,318	3,068	3,082

Total liabilities	4,678	4,978	4,672

Equity:
Share capital	1,297	2,212	2,270
Reserves	35	(58)	(84)
Retained earnings	1,398	(782)	1,412

Total equity attributable to equity holders of the Company	2,730	1,372	3,598
Minority interest	6	6	6

Total equity	2,736	1,378	3,604

Total liabilities and equity	7,414	6,356	8,276

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Cash Flow Statement

For the period ended 31 March 2008 (unaudited)

		Nine months ended 31 March		Year ended 30 June
		2008	2007	2007
(Dollars in millions)	note	$m	$m	$m
Cash flows from operating activities
Cash received from customers		4,116	4,315	5,726
Interest income		93	23	38
Payments to suppliers and employees		(2,848)	(2,889)	(3,706)
Income tax paid		(108)	(96)	(147)
Interest paid on debt		(148)	(172)	(279)
Dividend income		55	18	19

Net cash flow from operating activities	5	1,160	1,199	1,651

Cash flows from investing activities
Sale of property, plant and equipment		1	1	10
Purchase of short-term investments, net		(469)	(16)	(7)
Sale of subsidiary companies, net of cash sold		—	27	2,163
Purchase of subsidiary companies, net of cash acquired		(4)	—	(347)
Purchase of long-term investments		—	—	(4)
Repayment of advance to associate		—	74	85
Purchase of property, plant and equipment and intangibles		(617)	(571)	(861)
Capitalised interest paid		(9)	(8)	(11)

Net cash flow from investing activities		(1,098)	(493)	1,028

Cash flows from financing activities
Proceeds from long-term debt		—	376	376
Capital repurchased		(1,155)	—	—
Repayment of long-term debt		(232)	(242)	(706)
Settlement of derivatives		14	57	62
Proceeds from/(repayment of) short-term debt, net		239	(140)	(87)
Dividends paid		(445)	(392)	(497)

Net cash flow from financing activities		(1,579)	(341)	(852)

Net cash flow		(1,517)	365	1,827
Opening cash position		1,969	155	155
Foreign exchange movement		1	1	(13)

Closing cash position		453	521	1,969

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements

NOTE 1 FINANCIAL STATEMENTS

The condensed consolidated financial statements of Telecom Corporation of New Zealand Limited (the “Company”) together with its subsidiaries and associates (“Telecom”) have been prepared in accordance with New Zealand Equivalent to International Accounting Standard (“NZ IAS”) No. 34: “Interim Financial Reporting”, issued by the New Zealand Institute of Chartered Accountants.

These financial statements have been prepared using the same accounting policies and methods of computation as, and should be read in conjunction with, the financial statements and related notes included in the Company’s Annual Report for the year ended 30 June 2007. The financial statements for the nine months ended 31 March 2008 are unaudited.

The financial statements are expressed in New Zealand dollars which is the Company’s functional currency. References in these financial statements to ‘$’ are to New Zealand dollars. All financial information has been rounded to the nearest million, unless otherwise stated.

NOTE 2 REVENUE

	Three months ended 31 March		Nine months ended 31 March		Year ended 30 June
	2008	2007	2008	2007	2007
(Dollars in millions)	$m	$m	$m	$m	$m
Calling
National	189	200	559	617	816
International	108	112	323	365	472
Other	13	13	34	36	48

	310	325	916	1,018	1,336

Other operating revenues
Resale	85	96	269	308	399
Dividends	11	18	55	18	18
Equipment	10	12	29	38	52
Miscellaneous other	50	38	124	116	165

	156	164	477	480	634

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 3 OTHER GAINS AND EXPENSES

	Three months ended 31 March		Nine months ended 31 March		Year ended 30 June

	2008	2007	2008	2007	2007
(Dollars in millions)	$m	$m	$m	$m	$m
Other gains
Gain on sale of TSCL	—	—	—	20	20

	—	—	—	20	20

Other expenses
Restructuring costs	—	—	—	27	36
Provision for billing issues	—	—	—	16	16

	—	—	—	43	52

Other gains

Gain on sale of Telecom Samoa Cellular Limited (“TSCL”)

In September 2006 Telecom completed the sale of its 90% share in TSCL to Digicel Samoa Limited resulting in a gain on sale of $20 million.

Other expenses

Restructuring costs

Restructuring costs totalling $36 million were recognised in 2007 ($27 million in the nine months ended 31 March 2007) as a result of restructuring activities, including a company-wide organisational redesign programme, the costs of rationalising Australian call centre operations and the integration of PowerTel.

Provision for billing issues

A provision of $16 million for the cost of rectifying several billing application configuration issues was recognised during 2007. The provision covered the cost of investigating and resolving those issues

NOTE 4 DIVIDENDS AND EQUITY

Shares Issued in Lieu of Dividends

In respect of the nine months ended 31 March 2008, 42,424,250 shares with a total value of $172 million were issued in lieu of a cash dividend (nine months ended 31 March 2007: 44,524,876 shares with a total value of $191 million; year ended 30 June 2007: 56,809,102 shares with a total value of $249 million).

Declaration of Dividend

On 1 May 2008, the Board of Directors approved the payment of a third quarter dividend of $128 million, representing 7.0 cents per share. In addition, a supplementary dividend totalling approximately $16 million will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 1994, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 4 DIVIDENDS AND EQUITY (continued)

Shares Cancellations

Telecom paid amounts owing under the capital reduction in October 2007 for shares that were cancelled in September 2007. The total of the payments to shareholders in respect of the 228 million cancelled shares was $1,113 million.

For the nine months ended 31 March 2008, a further 10,313,771 shares with a market value of $43 million were purchased and cancelled to negate the dilutive impact of the dividend reinvestment plan.

NOTE 5 RECONCILIATION OF NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	Nine months ended 31 March		Year ended 30 June
	2008	2007	2007
(Dollars in millions)	$m	$m	$m
Net earnings attributable to equity holders of the Company:	535	690	3,024
Adjustments to reconcile net earnings to net cash flows from operating activities:
Depreciation and amortisation	551	481	658
Bad and doubtful accounts	26	29	40
Deferred income tax	90	(10)	(20)
Share of associates’ losses and minority interest	4	3	6
Gain on sale of subsidiaries	—	(20)	(2,104)
Non-cash expenses	—	9	40
Other	2	28	18
Changes in assets and liabilities net of effects of non-cash and investing and financing activities:
Increase in accounts receivable and related items	5	(56)	(23)
Increase in inventories	(16)	(23)	(19)
Increase in current taxation	9	137	119
Decrease in accounts payable and related items	(46)	(69)	(88)

Net cash flows from operating activities	1,160	1,199	1,651

NOTE 6 CONTINGENCIES

Lawsuits and Other Claims

In March 2004, the Commerce Commission issued proceedings against Telecom claiming that its implementation and maintenance of new retail and wholesale high speed data transmission service pricing since 1998 constituted a breach by Telecom of s36 of the Commerce Act (abuse of a dominant position/taking advantage of market power). The Commission seeks a declaration that s36 of the Commerce Act was breached, a pecuniary penalty, and costs. This matter is scheduled for trial in July/August 2008.

In July 2000 the Commerce Commission issued a proceeding against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commerce Commission sought a declaration that this contravened section 36 of the Commerce Act, a pecuniary penalty, and costs. There was a six week trial in the Auckland High Court, which concluded on 26 September 2007. In a judgment issued on 16 April 2008 the High Court dismissed the Commission’s proceeding, holding that Telecom’s introduction of 0867 did not breach s36 of the Commerce Act. The Commission has until 15 May 2008 to appeal the judgment.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 6 CONTINGENCIES (continued)

In March 2004 the Commerce Commission issued a proceeding against Telecom in relation to streamline pricing at retail and carrier data pricing at Wholesale from 1999 through to the present day. The trial of this matter will take place in July/August 2008.

Sintel (in liquidation) has issued proceedings against Telecom, relating to Telecom New Zealand International (“TNZI”) audio text business in the 1990s. The matter was settled, but the liquidators are seeking to overturn the settlement agreement claiming fraud and other mala fides on Telecom’s part. Sintel has recently filed an amended statement of claim, increasing the value of the claim. Telecom’s application to strike out all but one of the causes of action was unsuccessful. In a judgment dated 14 November 2007 the Court of Appeal dismissed Telecom’s appeal. Telecom has decided not to appeal the judgment and is now processing towards trial of the substantive matter. Telecom is also continuing to progress settlement discussions with Sintel.

Asia Pacific Telecommunications Limited has also issued proceedings against Telecom in relation to TNZI’s audio text business in the late 1990s. The total claim is for approximately US$17 million plus an unquantifiable inquiry into damages based on the discovery documents. Telecom believes it has a strong defence for the majority of the claim. These proceedings will be vigorously defended by Telecom. The parties are working towards mediation in 2008. A fixture has been allocated for August 2008 but due to an increased discovery request by APT this date is likely to be extended. Telecom is engaging in settlement dialogue with APT and both parties have expressed a desire to settle prior to any court fixture.

The Commerce Commission has laid charges against Telecom for alleged breaches of the Fair Trading Act in relation to a retail broadband advertising campaign that was run from October 2006. The allegation is that Telecom engaged in conduct that was liable to mislead the public as to the characteristics of services and made false or misleading representations about the performance characteristics of the retail plan at issue. Telecom is working through the details of the specific charges. However, at this stage it cannot quantify the potential impact of penalties or customer refunds should a court ultimately find in favour of the Commission.

NOTE 7 SEGMENTAL REPORTING

For the nine months ended 31 March 2008

	NZ Business	NZ Consumer	NZ Technology and Enterprises	Australian Operations	International	Total operating segments
(Dollars in millions)	$m	$m	$m	$m	$m	$m
External revenue	1,329	1,220	325	1,065	213	4,152
Internal revenue	—	—	31	12	159	202

Total revenue	1,329	1,220	356	1,077	372	4,354

Segment result	729	788	(643)	(36)	50	888

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 7 SEGMENTAL REPORTING (continued)

For the nine months ended 31 March 2007

	NZ Business	NZ Consumer	NZ Technology and Enterprises	Australian Operations	International	Total operating segments
(Dollars in millions)	$m	$m	$m	$m	$m	$m
External revenue	1,335	1,288	293	982	233	4,131
Internal revenue	2	—	21	12	157	192

Total revenue	1,337	1,288	314	994	390	4,323

Segment result	809	827	(622)	(24)	44	1,034

The segmental information for 2007 has been restated as previously International, Yellow Pages Group and Corporate were grouped together and presented as other.

Reconciliation from segment result to earnings from continuing operations

	Nine months ended 31 March

	2008	2007
(Dollars in millions)	$m	$m
Segment result	888	1,034
Unallocated corporate income and expenses	(35)	(69)
Interest income	79	25
Interest expense and other finance costs	(186)	(217)
Share of associates’ losses	(2)	—
Income tax expense	(207)	(179)

Earnings from continuing operations	537	594

Reconciliation from segmental external revenue to operating revenues and other gains

	Nine months ended 31 March

	2008	2007
(Dollars in millions)	$m	$m
Segmental external revenue	4,152	4,131
Dividends	55	18
Other gains	—	20
Unallocated corporate revenue	7	5

Operating revenues and other gains	4,214	4,174

Telecom’s primary segments consist of:

—	NZ Business – Provider of calling, mobile, internet and data products to business customers in New Zealand

—	NZ Consumer – Provider of calling, mobile, internet and data products to residential customers in New Zealand

—	NZ Technology & Enterprises – Responsible for Telecom’s network, IT and shared service capability throughout New Zealand and the delivery of services to wholesale customers

—	Australian Operations - Provider of telecommunications services to residential and business customers in Australia

—	International – Provider of telecommunication services to international customers

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 8 QUARTERLY FINANCIAL INFORMATION

	Operating revenues	EBITDA*	Earnings before interest and tax	Net earnings for the period	Basic net earnings per share
(Dollars in millions, except per share amounts)	$m	$m	$m	$m	¢
Three months ended:
30 September 2007	1,410	482	302	225	11	¢
31 December 2007	1,417	453	272	172	9	¢
31 March 2008	1,387	469	279	140	8	¢

Nine months ended 31 March 2008	4,214	1,404	853	537	28	¢

Three months ended:
30 September 2006	1,428	500	344	225	11	¢
31 December 2006	1,388	434	277	229	11	¢
31 March 2007	1,358	507	344	239	12	¢
30 June 2007	1,408	493	317	2,334	116	¢

Year ended 30 June 2007	5,582	1,934	1,282	3,027	152	¢

*	Earnings before interest, taxation, depreciation and amortisation.

Net earnings per share is computed independently for each of the quarters presented. Consequently, the sum of the quarters does not necessarily equal total earnings per share for the year.

NOTE 9 YELLOW PAGES GROUP

The Yellow Pages Group was sold in April 2007 and is presented as a discontinued operation. The operating results for the Yellow Pages Group are shown below.

	Three months ended 31 March 2007	Nine months ended 31 March 2007	Year ended 30 June 2007

(Dollars in millions, except per share amounts)	$m	$m	$m
Operating revenues	95	227	232
Operating expenses
Labour	(10)	(31)	(33)
Other operating expenses	(21)	(50)	(53)
Depreciation	—	(1)	(2)
Amortisation	(1)	(4)	(4)

Earnings before taxation	63	141	140
Income tax expense	(19)	(42)	(41)

Earnings after taxation	44	99	99
Gain on sale of discontinued operations	—	—	2,084

Earnings from discontinued operations	44	99	2,183

Basic earnings per share (in cents)	2 ¢	5 ¢	110 ¢
Diluted earnings per share (in cents)	2 ¢	5 ¢	108 ¢

Exhibit 1.3

2 May, 2008

Media Release

Telecom New Zealand gets underway on plan to invest for long term health and growth

Telecom New Zealand today reported net earnings of $537 million for the nine months to 31 March 2008, compared with net earnings of $693 million for the same period to 31 March 2007.

CEO Paul Reynolds said Telecom’s operations in New Zealand earnings for the quarter were slightly better than anticipated.

“The past quarter has brought encouraging signs of progress and improvement, particularly in the ICT and broadband areas, against the backdrop of the strategy we outlined three weeks ago.

“This strategy is focused on building customer preference in our mobile, ICT and broadband capabilities.

“In support of this strategy, investment for Telecom’s long-term health and growth is now well under way. Our capital spend in the nine months to March 2008 was 13% above the previous comparable period.

“This investment includes the roll-out of a world class broadband network, and a WCDMA mobile network, both of which will transform customer experience.”

Net earnings from continuing operations for the nine-month period were $537 million, compared with $594 million for the same period in 2007, a decrease of 9.6%.

“This decline is driven by an anticipated reduction in traditional services revenue, as a competitive market evolves rapidly and brings good news for New Zealand consumers. The quarter saw compelling pricing and other offers made in mobile and landline calling, and in broadband, too.

Overview of Group results

	Nine months (NZ$m)
	31 Mar 08	31 Mar 07	Change %
Operating revenue	4,214	4,154	1.4
Abnormal items	—	(23)	NM
Expenses	(2,810)	(2,690)	4.5
EBITDA*	1,404	1,441	(2.6)
Adjusted EBITDA*	1,404	1,464	(4.1)
Reported net earnings	537	693	(22.5)
Net earnings continuing operations	537	594	(9.6)
Adjusted net earnings – continuing operations	537	603	(10.9)
EPS	28	34	(18)

*	EBITDA = Earnings before interest, taxation, depreciation and amortisation

Adjusted EBITDA excludes abnormal items

Note: All comparisons in the above table and commentary below relate to the nine months to 31 March 2008 compared with the same period in 2007, unless otherwise stated. All figures are expressed in New Zealand dollars unless otherwise stated.

For the 31 March 2008 quarter adjusted net earnings were $140 million. For the same comparative quarter in 2007 total adjusted net earnings were $239 million, or $195 million excluding contributions from Yellow Pages Group.

“In New Zealand broadband sales rebounded strongly from the previous quarter with both strong revenue and connection growth,” Dr Reynolds said.

“Broadband and internet revenue in the quarter increased by 22.3% compared with the same quarter last year.

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“Total DSL broadband connections increased by 40,000, with Telecom Retail securing 48%, bouncing back from 26% in the second quarter.

“And our IT services business had an outstanding quarter, with revenue increasing by 22.9% on the back of a number of major customer wins over the past couple of years.

“Our overall performance for the March quarter was slightly better than expected, reflecting success with market share retention efforts, lower cost of sales in mobile, and an improvement in EBITDA in Australia as the benefits of the AAPT-Powertel merger come through.

“The quarter brought other milestones, too. We successfully launched our network business, Chorus, and we also finalised our Undertakings on operational separation.

“Last week we signed a deal with Brightstar, one of the world’s largest mobile distribution companies. This will enable Telecom to offer the very best of the world’s mobile devices when the company launches its fast mobile broadband (WCDMA) network.

“We have also booked an additional NZ$11 million (pretax) Southern Cross dividend this quarter which we signalled last quarter and we anticipate receiving an additional dividend in Q4,” Dr Reynolds said.

NEW ZEALAND

Operating revenue was $3,138 million for the nine months to 31 March 2008, a decrease of 2.2% on the previous corresponding period. Declines in traditional areas of revenue such as calling, dial-up and local services were partially offset by increases in revenue for data, broadband and internet and IT services.

Access and calling

Total local service revenue was $777 million, a decrease of (1.0%). The decline in access revenue reflects the migration of customers from retail to wholesale and also customers using other technologies, including mobile.

Residential access lines were 1,398,000 compared with 1,405,000 for the same period in 2007.

Calling revenue comprises national calling (national calls, calls to mobile networks and national 0800) and international calling (calls from and to New Zealand and transit call traffic between destinations worldwide)

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—	National call revenue was $365 million, a decline of 10.5%

—	International revenue was $265 million, a decline of 9.9%

—	Other revenue of $34 million, dipped 5.6%

—	Total calling revenue was $664 million, a decline of 10%.

Interconnection revenue, which includes termination of calls on both fixed and mobile networks, declined 8.8% to $103 million. The decline reflects the impact of lower mobile termination rates.

Mobile revenue is derived from voice and data services on Telecom’s 027 network (CDMA).

The cost of sales decrease reflects lower connection volumes. Lower mobile revenue reflects intense price competition. Telecom remains on track to launch its WCDMA network later this year.

—	Total mobile revenues were $596 million, a decline of 2.9%

—	Voice revenues were $375 million, a decline of 4.3%

—	Data revenue was $172 million, an increase of 5.5%

—	Total connections of 2,156,000 at 31 March 2008 having grown over the 12 months by 220,000

—	Net connections for the March quarter were 41,000

—	Total ARPU (monthly average revenue per user), including interconnection, was $37.70 for the nine months

Data revenue Total data revenue grew by 0.9% to $320 million. Increases in managed IP data services revenue were partly offset by a decrease in traditional data services revenue. Managed IP data services revenue increased by 9.1% to $144 million over the nine month period.

Total broadband revenue was $225 million, an increase of 14.2%.

—	Consumer revenue increased by 24.5% to $137 million, reflecting a move by dial-up customers to broadband

—	Business revenue was $41 million, a decline of 24.1%, reflecting the large reduction in business broadband pricing when business and residential prices were aligned in October 2006

—	Total broadband connections were 714,000 (includes 411,000 residential, 232,000 wholesale, 71,000 business)

—	Total DSL broadband connections for the quarter were 40,000

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Telecom Wholesale - increases in wholesale access lines reflect competitors actively targeting residential customers with bundled access and broadband plans.

—	Local service revenue was $87 million, an increase of 52.6%

—	National calling revenue was $14 million

—	Broadband and internet revenue was $47 million for the nine months, and increase of 42.4%

—	At 31 March 2008 Wholesale had 239,000 access lines (183,000 residential and 56,000 business) and 232,000 broadband connections

Internet revenue, which is based on dial-up revenue, was $28 million, a decline of 30%, reflecting the migration of customers to broadband. There are 199,000 customers on dial-up.

IT Services

Total IT revenue was $300 million, an increase of 13.6%, reflecting revenue growth in network delivered services, IT solutions and procurement business.

AUSTRALIA

Australian performance is expressed in Australian dollars, including comparisons with prior corresponding periods.

—	Operating revenues were A$938 million, an increase of 10%

—	EBITDA was A$56 million, an increase of 133.3%

—	Loss from operations was A$34 million.

The mass market platform is performing well and the earlier call centre capacity performance has been addressed. Current levels of customer service standards are exceeding industry benchmarks.

DIVIDEND

Telecom New Zealand will pay a fully imputed ordinary dividend for the quarter ended 31 March 2008 of 7 cents per share on 6 June 2008 in New Zealand and Australia, and on 13 June 2008 in the United States. The book’s closing dates are 23 May 2008 on the New Zealand and Australian Stock Exchanges and 22 May 2008 on the New York Stock Exchange.

Telecom New Zealand will target an ordinary dividend ratio of approximately 75% of net earnings (after adding back relevant non-cash items) for the 2007/2008 year. Subject to there being no adverse change in operating outlook, the dividend for the fourth quarter will be set to reflect the full-year targeted pay-out ratio.

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Capital expenditure increased to $632 million compared with $561 million for the same nine month period. For the 2007/2008 financial year, Telecom New Zealand is forecasting capital expenditure of approximately $975 million.

For further information, please contact:

Mark Watts +64 (0)27 250 4018 or Phil Love +64 (0)27 2448496

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